Exhibit 99.1

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the six‑month and three‑month periods ended June 30, 2025

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies (hereinafter together – “the Group”), as at June 30, 2025 and for the six‑month and three‑month periods then ended (the Period of the Report”).

Except for the data reviewed in the Company’s consolidated financial statements as at June 30, 2025 (hereinafter – “the Interim Statements”) that is included in this report below, the data appearing in the Report of the Board of Directors has not been audited or reviewed by the Company’s auditing CPAs.

This Report of the Board of Directors is submitted on the assumption that the interim reports and all parts of the Company’s Periodic Report for 2024, which was published on March 12, 2025 (Reference No.: 2025‑01‑016318) (“the Periodic Report for 2024”), are before the reader and references to the Company’s reports include the information presented therein by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary[1]

Main financial parameters (in millions of shekels)

		For the			For the
		Six Months Ended			Three Months Ended
		June 30			June 30
		2025	2024	%	2025	2024	%

Consolidated	EBITDA after proportionate consolidation	733	573	28%	323	241	34%
	Net income (loss)	97	(12)	908%	4	(27)	115%
	Adjusted net income (loss)	110	40	175%	9	(31)	129%
	FFO	398	327	22%	74	38	95%

Israel	EBITDA	264	286	(8)%	127	116	9%
	FFO	194	238	(18)%	6	9	(33)%

U.S.	EBITDA after proportionate consolidation	480	295	63%	201	130	55%
	FFO	242	144	68%	89	54	65%

	EBITDA after proportionate consolidation – energy transition	498	278	79%	221	112	97%

	EBITDA after proportionate consolidation – renewable energies	59	63	(6)%	32	35	(9)%

*
EBITDA, EBITDA after proportionate consolidation, adjusted net income and FFO are not recognized in accordance with IFRS – for definitions and the manner of their calculation – see Sections 4B and 4G below.

[1]
The Executive Summary below is presented solely for convenience and it is not a substitute for reading the full detail (including with reference to the matters referred to in the Summary) as stated in this report with all its parts (including warnings relating to “forward‑looking” information as it is defined in the Securities Law, 1968 (“the Securities Law”), definitions or explanations with respect to the indices for measurement of the results and including the information included by means of reference, as applicable). This Summary includes estimates, plans and assessment of the Company, which constitute “forward‑looking” information regarding which there is no certainty they will materialize and the readers are directed to the detail presented in this report below.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary (Cont.)

Main developments in the second quarter and thereafter

Israel
Hadera 2 project – on August 10, 2025, as part of an additional discussion regarding National Infrastructures Plan 20B (NIP 20B) the government of Israel approved construction of a power plant in Hadera. For details – see Section 6A(2) below.

Ramat Beka project – in May 2025, Electricity Authority published a bilateral market regulation for generation and storage facilities in accordance with which the project is expected to operate. Accordingly, the Company is making technical feasibility studies along with economic optimization with reference to the size of the project, particularly the scope of the storage therein. For details see Section 6A(2) below.

Increase in the list of projects under development in the area of renewable energy – in addition to the Ramat Beka project, as at the approval date of the report the list of projects in the renewable energy area with integrated storage is estimated at a cumulative about 0.4 gigawatts and 1.8 gigawatts per hour. For details see Section 6A(2) below.

Financing in Israel – in July 2025, OPC Israel signed an additional bank financing agreement, in the aggregate amount of about NIS 400 million, on terms similar to those of the agreements it signed in 2024 and in the beginning of 2025. The company’s share is expected to be used mainly for repayment of its debentures. For details – see Note 6A(1) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary (Cont.)

Main developments in the second quarter and thereafter (Cont.)

U.S.
Basin Ranch project in Texas (combined cycle power plant with a capacity of 1.35 gigawatts) advancing toward an investment decision and start of construction in the second half of 2025 – for financing the share of the CPV Group in the shareholders’ equity required for construction of the project, as at the approval date of the report the Company had completed issuance of equity, as stated below, and the CPV Group is carrying on advanced negotiations with Bank Leumi for taking out a loan, in the amount of about $300 million. For details – see Section 6B(2) below.

Capacity auctions in the PJM market for the period June 2026 through May 2028 – in April 2025, the FERC approved for PJM minimum and maximum ceiling (collar) prices for the next two capacity auctions. In July 2025, the results of a capacity auction for the period from June 1, 2026 through May 31, 2027 were published at a price that reflects the price ceiling determined of $329 for MW/day. For details – see Section 3.3M below.

Approval of the “One Big Beautiful Bill” and change of the tax benefit arrangements in the energy area – for details regarding the legislation and the estimates of the CPV Group regarding the possible impacts thereof on its business activities, particularly in the area of renewable energy – see Section 3.1C below.

Completion of transaction for increase in the holdings in the Shore power plant in the area of Energy Transition in the U.S. – in April 2025, acquisition of an additional 20% of the Shore power plant was completed such that as at the approval date of the report CPV’s holding is about 89%. For details – see Note 9C(1) to the Interim Statements.

Oregon project (combined cycle power plant with a capacity of 1.45 gigawatts in the preliminary development stage) - was chosen in May 2025 by PJM for advancement in an accelerated connection process as part of a RRI (Reliability Resource Initiative). For additional details – see Section 6B(3) below.

Group headquarters
Raising of capital – in June 2025 the Company completed raising of capital in the aggregate scope (gross) of about NIS 850 million (about $245 million). The proceeds of the issuance are earmarked for provision of part of the share of the CPV Group in the shareholders’ equity required for construction of the Basin Ranch project[2]. For details – see Section 6B(2) below and Note 6D to the Interim Statements.

Credit rating – in May 2025, Midroog determined an initial rating of A1.il with a stable rating outlook for the Company and its debentures. In addition, in May 2025 S&P Maalot raised the Company’s credit rating to ilA with a stable rating outlook and the credit rating of its debentures to ilA+. For details – see Section 9C below.

For additional developments with respect to the Company’s activities (including potential developments in the Company’s business) and updates relating to the “Nation as a Lioness” mission – see Sections 10 and 3.1B, respectively.

2 If and to the extent a final decision is made with respect to investment in the project (as at the date of the report all the preconditions for start of the construction had been fulfilled) and/or for the Company’s needs as will be decided from time to time by the Board of Directors. It is emphasized that use of the issuance proceeds to provide part of the share of the CPV Group in the shareholders’ equity required for the project, as stated, includes “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates as at the approval date of the report and there is no certainty regarding the realization thereof.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary (Cont.)

Portfolio of about 13.7 GW and about 4.6 GWh of storage (for details – see Section 6 below)

United States (1)

Natural Gas
Renewable Energy
Natural Gas With Carbon Capture Potential
10.2
3.9
4.8
2.5
3.2
0.9
0.2
0.2
0.3
2.2
2.2
Commercial operation
Under Construction
Advanced development
Early development
Total

(1)	The projects are presented in accordance with the relative share of the CPV Group in each project.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary (Cont.)

Portfolio of about 12.8 GW and about 5.5 GWh of storage (for details – see Section 5 below) (Cont.)

Israel (3)

Natural Gas
Renewable Energy
3.5
0.4
0.5
0.9
0.5
0.9
2.6
0.1
1.1
2.8
1.8
Commercial operation
Under Construction
Advanced development[1]
Early development
Total
Storage in advanced development[2]
Storage in early development

(1)
The above chart does not include the Hadera 2 project, with a capacity of 850 megawatts, in light of the Government’s decision to approve the plan. For details – see Section 6A(2) below and Section 7.3.13.4 of Part A to the Periodic Report for 2024.

(2)	For additional details regarding a possible increase in the scope of the energy in the Ramat Beka project – see Section 6A(2) below.

(3)	At this preliminary stage, not including a project covered by an agreement with Migdal, as detailed in Section 6A(2) below.

That stated with respect to the development stages, capacities and/or expectations regarding construction of the development projects in Israel and in the U.S. constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the Company’s estimates at the approval date of the report and regarding which there is no certainty they will be realized. Ultimately, there could be changes in the characteristics of the projects and/or delays or changes due to regulatory, operating, commercial factors and/or realization of one or more of the risk factors to which the Company is exposed, as stated in Part A of the Periodic Report for 2024. Advancement of the development projects (or any one of them) is subject to the discretion of the Company’s competent organs and existence (fulfillment) of additional conditions, as stated in Part A of the Periodic Report for 2024.

OPC Energy Ltd.
Report of the Board of Directors

2.	Brief description of the areas of activity

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd.

For details regarding the Group’s activity segments in the Period of the Report – see Part 2 of the Report of the Board of Directors that is included in the Periodic Report for 2024 (“the Report of the Board of Directors for 2024”) and Note 25 to the annual financial statements.

3.	Main Developments in the Business Environment

3.1	General

A.
Macro‑economic environment (particularly inflation and interest) – for details regarding the business and macro‑economic environment in which the Group companies operate, significant changes that occurred in 2024 and the impact thereof on the Group’s activities – see Section 3.1A to the Report of the Board of Directors for 2024.

Regarding the interest in Israel, in the interest decisions of Bank of Israel in 2025, the interest rate remained unchanged at the level of 4.5%. Pursuant to the latest projection published by Bank of Israel, the interest rate is expected to decline to an average of 3.75% in the second quarter of 2026.

Regarding the interest in the U.S., since the beginning of 2025 there have been no additional interest rate reductions. Pursuant to the latest projection published by the U.S. Federal Reserve Bank, the interest rate is expected to decline to an average in the range of 3.75%–4% during 2025.

Set forth below is data with reference to the currency exchange rate, Consumer Price Index (CPI) in Israel and in the U.S., the interest rates of Bank of Israel and the interest rates of the Fed in U.S.:

Dollar/shekel exchange rate *	2025	2024	Change

At the end of the previous year	3.647	3.627	0.6%
On June 30	3.372	3.759	(10.3)%
On March 31	3.718	3.681	1.0%
Average January – June	3.598	3.694	(2.6)%
Average April – June	3.583	3.725	(3.8)%

*	The dollar/shekel exchange rate shortly before the approval date of the report (on August 8, 2025) is 3.435.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

A.	(Cont.)

	Israeli	U.S.	Bank of Israel	Federal
	CPI	CPI	interest rate	interest rate

On August 11, 2025	117.3	322.6	4.5%	4.25%–4.50%
On June 30, 2025	116.9	321.2	4.5%	4.25%–4.50%
On March 31, 2025	115.4	319.1	4.5%	4.25%–4.50%
On December 31, 2024	115.1	315.5	4.5%	4.25%–4.50%
On June 30, 2024	113.4	314.1	4.5%	5.25%–5.50%
On March 31, 2024	111.6	310.3	4.5%	5.25%–5.50%
On December 31, 2023	111.3	307.1	4.75%	5.25%–5.50%
Change in the first half of 2025	1.6%	2.3%	0%	0%
Change in the first half of 2024	1.9%	2.3%	(0.25%)	0%
Change in the second quarter of 2025	1.3%	1.2%	0%	0%
Change in the second quarter of 2024	1.6%	1.3%	0%	0%

For details regarding credit linked to the CPI or to prime – see Section 9B below to the Report of the Board of Directors for 2024, and Note 14B to the annual financial statements. For additional details regarding impacts of the changes in the macro‑economic environment on the results of the Group’s activities – see Section 11 to the Report of the Board of Directors for 2024.

B.
Domestic and geopolitical instability in the defense (security) situation in Israel – further to that stated in Section 6.1.1 of Part A of the Periodic Report for 2024, during of the period of the report, the security instability in Israel increased with a rekindling of the fighting, including calling up of military reserves and missiles from the Yemenite terrorist organizations.

Additionally, in June 2025, an additional worsening of the geopolitical situation started upon the outbreak of widespread military combat between Israel and Iran (“the Nation as a Lioness” mission”), which included airstrikes by Iran, closing of the aviation routes, a general emergency situation on the Israeli Homefront and a significant rise in the regional tensions. On June 24, 2025, a ceasefire with Iran was declared, which as at the approval date of the report is still in effect. Nonetheless, as at the approval date of the report the combat situation in Gaza and attacks by terrorist organizations from Yemen are still continuing and the situation in Israel continues to be characterized by significant geopolitical uncertainty.

At the same time, significant uncertainty is ongoing regarding the consequences of the continuing war situation on macro‑economic and financial factors in Israel, including the Israeli capital market.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

B.	(Cont.)

During the Nation as a Lioness mission the natural gas reservoirs (including Energean's Karish reservoir) were completely shut down and acquisitions of natural gas for the Group’s power plants were made mainly from the Tamar reservoir (which was shut down for a relatively short time) along with isolated use of diesel oil; there was a certain decrease in the demand for electricity – which was partly temporary against the background of suspension of the economic activities during the mission and is, in part, still continuing as at the approval date of the report due to physical damage to the generation facilities of a significant industrial customer; and force majeure notifications were received from suppliers and contractors, which mainly relate to the Sorek 2 project, which is under construction.

As at the approval date of the report, the said mission did not have a significant impact on the results of the operations in Israel, and in the Company’s estimation, if there is no rekindling of the fighting the timetables for the expected resumption of full activities of the said industrial customer will be maintained and the suppliers and contractors from outside of Israel will return and shipments of equipment for performance of work in Israel will resume. The said mission is not expected to have a material impact on the activities in Israel3.

It is noted that as a group operating in Israel, the said rekindling of the fighting, expansion of the scope of the combat and/or a worsening of the defense situation in Israel could unfavorably affect its activities, operating results and liquidity, including due to impacts, as stated, on the Group’s suppliers (such as maintenance contractors, gas suppliers and construction contractors) and significant customers and/or macro‑economic factors and the capital market. The said impacts could apply to both the level of the Company’s projects in Israel (maintenance of the active projects and construction work on the projects that have not yet started their activities) and the level of the Company’s business activities. For additional details – see Sections 6.1.1 of Part A of the Periodic Report for 2024.

3 The Company’s estimates with respect to the impacts of the Nation as a Lioness Mission and return to routine activities constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized. Ultimately, delays in return to routine activities of suppliers, equipment shipments and arrival of work teams to Israel (for whatever reason) and return to routine activities of the Company’s customer could have a material negative impact on the Company, cause delays in execution of projects and/or involve additional costs.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

C.
Changes in government policies (including with respect to tariffs) and passage of the One Big Beautiful Bill in the U.S. – further to that stated in Section 3.1C of the Report of the Board of Directors for 2024, the policy changes against the background of entry into office of the Trump administration have created and are continuing to create uncertainty along with opportunities in the energy sector in the U.S.

Since his entry into the position in January 2025, President Trump has issued executive orders promoting the production of fossil fuels, including with respect to natural gas and LNG and laws have been passed and Executive Orders or directives could be issued for reduction of government support in the area of renewable energies, among other things, as detailed below and in Section 8.1.4O of Part A of the Periodic Report for 2024.

Furthermore, as at the date of the report, President Trump has imposed tariffs (some of which have been updated and are expected to continue to be updated later on) on import of equipment and raw materials (including, steel and solar panels) into the U.S., and is carrying on negotiations with respect to new trade agreements with foreign countries, in such a manner that at the present time there is uncertainty regarding the full extent of the impacts of the said orders or new trade agreements on the cost of the equipment for the projects. It is noted that the said update of the Customs’ duty could affect the equipment costs (both in the areas of renewable‑energy and natural‑gas) and trigger disruptions in the supply chain and, ultimately, lead to an increase in the construction or maintenance costs of projects4.

On July 4, 2025, a comprehensive federal law known as the “One Big Beautiful Bill” (hereinafter in this Section – “the Law”) was passed into law, which includes, among other things, legislative changes in all that relating to the set of federal tax benefits, which are mainly relevant to the renewable energy activities of the CPV Group in the U.S.

In brief and as relevant, pursuant to the provisions of the Law and the “safe harbor” rules (lenient threshold conditions), renewable energy projects (sun and wind) will be required to start the construction (as this term will be defined by the U.S. Treasury Department, as detailed below) no later than July 4, 2026 (12 months from the approval date of the Law) and to complete it no later than the end of 4 years from then or if their construction starts after July 4, 2026 to complete it no later than the end of 2027 – this being in order to comply with the conditions for receipt of the tax benefits (ITC and PTC). The benefits of entitled projects could range between 30% and 50% of the cost of the project.

In addition, the Law provides new rules for a Foreign Entity of Concern (FEOC), which prevent receipt of tax benefits for projects that acquire equipment or operate under a financial structure that provides “effective control” to parties in the countries defined in the Law (China, North Korea, Russia and Iran). These restrictions do not apply to projects the construction of which starts before the end of 2025. The Law restricts the possibility of transferring the credit to a third party (transferability) if the receiving party is considered an FEOC.

[4]
That stated in this Section above constitutes “forward‑looking” information, as it is defined in the Securities Law, which is based solely on the Company’s estimates as at the approval date of the report, which are subject to uncertainty and changes that are not under the Company’s control. The policies (present or additional) of the U.S. government could have a negative impact on advancement and/or benefits with respect to renewable energy projects (particularly, renewable energies) and the costs of equipment, services and shipping for the projects and power plants in the U.S. In addition, such changes could have macro impacts on the Company’s activity markets.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

C.	(Cont.)

Additionally, the Law increased the value of the tax benefit under Section Q45 for re‑use of carbon for purposes of increasing the production of crude oil or another generation process (“enhanced oil recovery”), from $65 to $85 per ton and left unchanged (at $85 per ton) the tax benefits for carbon dioxide that is separated out (for further details in connection with the benefits under the IRA Law – see Section 8.10 of Part A of the Periodic Report for 2024).

Also, the Law restores the possibility of deducting as an expense the full cost of the investment in qualifying assets, as they are defined in the Law, as a depreciation expense in respect of assets acquired or placed into service after January 19, 2025.

Further to that stated above with reference to the entitlement to tax benefits for renewable energies pursuant to the Law, on July 7, 2025, an Executive Order was published instructing the U.S. Treasury Department to examine and publish within 45 days updated and possibly stricter directives with respect to the definition of “commencement of construction” in all that relating to the Law and application of the safe harbor rules for projects the start of their construction is expected to take place up to July 4, 2026. As detailed above, such that projects would be considered “under construction” only if construction has already been completed of a significant part (as it will be defined) of the project and will be subject to stricter conditions.

As at the approval date of the report, the CPV Group is continuing to monitor the changes being advanced by the Trump Administration, including with respect to updated directives of the U.S. Treasury Department that are expected to be published up to August 18, 2025, and to examine their impacts. For additional details – see Sections 8.1.3.1 and 8.1.4O of Part A of the Periodic Report for 2024.

In the estimation of the CPV Group, as at the approval date of the report: (A) regarding the activities of the CPV Group in the natural gas area, including future potential for addition of carbon capture, the said directives should have a positive impact on the general sentiment, the business environment and the investment feasibility of the investments, among other things against the background of the improvement in the tax benefits under Section Q45, as detailed above; (B) regarding the activities of the CPV Group in the renewable energies area, the Law and the said directives are not expected to have a negative impact on its active projects, its projects under construction and some of its projects in the advanced development stage that should be entitled to tax benefits under the new legislation. Concerning some of the projects in the advanced development stage and projects in the initial development stage that will not be entitled to tax benefits under the new legislation, in the estimation of the CPV Group as at the approval date of the report, continuing demand for electricity from renewable energy should support an increase in the electricity prices along with a possible decline in the equipment prices and possible changes in government policies, could fully or partly compensate for the impact of cancellation of the tax benefits and, thus, reduce the impact of the Law on the economic worthwhileness of the said projects. Nonetheless, there could be delays in the development of projects in such a manner that the Law could have an unfavorable impact on the projected start dates of the construction5.

[5]
That stated above regarding the absence of a negative impact of the new legislation on the list of projects in the advanced development stage, and relating to the demand for renewable energies and an increase in prices (and scope), a decline in the equipment prices and/or reduction of the impacts of the Law on renewable energy projects, constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the estimates of the CPV Group as at the approval date of the report and on an assumption regarding high demand for renewable energies on the part of significant consumers, and regarding which there is no certainty they will be realized or the manner of their realization. As at the approval date of the report, the manner of the impact of the new legislation on the renewable energy sector in the U.S. has not yet been fully clarified and understood at this stage. Therefore, as part of the process of internalizing the legislation (including updates, if any, or changes in other regulations) there could be changes in the sector the results of which will be different than the said estimates, including changes that could have a significant negative impact on the activities, including on projects of the CPV Group in the area. As at the approval date of the report, the estimates described with reference to the impacts of the legislation on the CPV Group are not final and the CPV Group is continuing to examine these impacts. Accordingly, the said estimates are subject to changes (including due to specific circumstances of the projects on the list of the awaiting projects of the CPV Group).

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel

D.
Update of the electricity tariffs – in January 2025, a decision of the Electricity Authority entered into effect regarding update of the tariff for 2025 for consumers of electricity from the Electric Company. Pursuant to the decision, the weighted‑average generation component was updated to 29.39 agurot per kilowatt hour – a decline of about 2.2% in the weighted‑average generation component with reference to the generation component in effect at the end of 2024, this being mainly as a result of a decrease in the Electric Company’s generation cost due to a reduction in the use of coal and a forecasted decline in the Electric Company’s natural‑gas price. In addition, there was a non‑recurring recognition of surplus receipts from sale of the Eshkol power plant, which led to a reduction in the generation component.

It is noted that the results of the Group’s activities in Israel are materially impacted by changes in the electricity generation component tariff, in such a manner that an increase in the electricity generation component has a positive impact on the Group’s results, and vice‑versa6.

Set forth below is data regarding the annual weighted‑average generation component (the prices are denominated in agurot per kilowatt hours):

Period	2025	2024	Change

January–June average	29.39	30.12	(2.4)%
April–June average	29.39	30.07	(2.2)%

E.
Update of the decision regarding regulation of conventional generation units – further to that stated in Section 7.3.4 of Part A of the Periodic Report for 2024, on March 26, 2025, the Electricity Authority published a decision – “Update of the Decision regarding Regulation of Conventional Generation Units” (“the Decision”). As part of the Decision, the Electricity Authority increased the quota to four additional generation units and extended the validity of the decision up to the end of June 2027. The availability tariff determined runs from 3.05 agurot to 3.31 agurot based on the date of the financial closing. In addition, an incentive of 0.5 agurot was provided for the first unit that reaches a financial closing – this being only for units located in the northern part of Gush Dan (central Israel), as well as an incentive of 0.75% of the availability tariff for every month of acceleration of the commercial operation prior to December 31, 2029. It is noted that the Company is taking action such that the Hadera 2 project will operate (subject to its construction and completion) under this regulation, as detailed in Section 6A(2) below.

[6]
That stated regarding the impact of changes in the generation component on the Company’s results, is subject to changes, among other things, as a result of determination of the periodic generation component and/or the manner of its application between the hourly demand hours’ brackets, operational factors and/or existence of one or more of the risk factors to which the Company is exposed, as stated in Section 19.2 of Part A of the Periodic Report for 2024. For additional details regarding the generation component – see section 7.2.3 of Part A of the Periodic Report for 2024.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

F.
Regulation for undertakings in transactions for sale of availability in high‑voltage solar generation facilities with integrated storage – further to the hearing described in Section 7.3.5 of Part A of the Periodic Report for 2024, on May 20, 2025, the Electricity Authority published a decision regarding a bilateral regulation for generation and storage facilities connected to or integrated in the transmission network. The regulation will apply from January 1, 2026 to renewable energy generation facilities with integrated storage (it was provided that the facility must with a storage capacity to installed generation capacity ratio that does not exceed 7), which will receive tariff approval up to June 1, 2027 or for a quota of up to 2,000 megawatts.

Pursuant to the decision, the possibility was given to renewable energy generation facilities including integrate storage to sign availability transactions with virtual suppliers. The capacity transaction will give the supplier the right to acquire energy every hour at the half‑hour “SMP” market price up to the amount of the capacity certificate the supplier acquired from the generator. The availability stated in the capacity certificate will be determined in accordance with the adjustment coefficient (capacity credit). The adjustment coefficient for a renewable energy facility with integrated storage of 4 and 5 hours of unloading, will receive tariff approval as part of the initial quota of the regulation at the rate of 60% and 67%, respectively, up to 2036. A storage facility, as stated, will operate in the energy market based on the central loading method. A generator, except for an independent storage generator that does not allocate all the capacity stated in its capacity certificate will be entitled to request from the System Operator to receive a capacity tariff of NIS 0.0175 divided by the adjustment coefficient provided to the generator, unlinked, in respect of the capacity not allocated the supplier, provided the generator will not be able to allocate this capacity to a private supplier during 12 months. It is noted that the Ramat Beka project, which is in the advanced development stage, is expected to operate under this regulation (subject to its completion and operation). As part of the decision, the Electricity Authority also provided a quota for independent storage facilities and facilities for restoration of waste.

G.
Hearing regarding integration of existing private conventional generators connected to the transmission network in the bilateral market regulation – on June 26, 2025, the Electricity Authority published a hearing that proposes regulating the rules for integration of existing private conventional generators that are connected to the transmission network, as part of the bilateral regulation that was determined as part of Decision 71101 (a decision regarding a bilateral regulation for generation and storage facilities connected to or integrated in the transmission network, as detailed in Section F. above). The hearing provides that the regulation will apply to generators that own conventional generation units for which an availability tariff has been provided based on the tariffs table 6.5 1–A, and that are not permitted to designate capacity or to sell energy to a private supplier or to a yard consumer based on the tariffs table 6.5 1–B (power plants that were sold as part of the reform of Israel Electric Company and the Etgal and Zomet power plants that were constructed under Regulation 914).

Pursuant to the hearing, the relevant generators will be given the right to issue availability certificates, in a scope that will not deviate from 92% of the plant’s capacity, to suppliers that will acquire energy for their customers from the System Operator at SMP prices without capacity payments – this being up to December 31, 2029, and after this date the Electricity Authority will adjust the coefficient in accordance with the situation in the market. During the next two years, 4–8 competitive processes are expected to be held in the scope of 2,000–3,000 megawatts, where in every process a uniform transition tariff will be determined that will be paid by all the generators to the System Operator, for every kilowatt that will be transferred to the regulation.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

G.	(Cont.)

As part of every competitive process, the Electricity Authority will determine a minimum transition tariff that will not be published to the public, which will be determined prior to the date of submission of the bids. In addition, it will be possible to submit bids for a capacity of not less than 50 megawatts and the total capacity that will be allotted to any one player may not exceed half of the quota.

Generators will be able to return to the original regulation at the end of 12 months from the date of transfer of the capacity, subject to advance notice of 30 days. The Electricity Authority might determine that a generator that returned capacity to its original arrangement starting from January 1, 2030, will be entitled to availability payments that are lower than its original availability payments.

Subject to a final decision, the Regulation is expected to enter into effect in January 2026 after completion of the first competitive process having a scope of 350 megawatts.

It is noted that the Zomet power plant, which operates under Regulation 914 (as detailed in Sections 7.3.3.2 and 7.13 of Part A of the Periodic Report for 2024) is permitted to operate under this Regulation (to the extent it is finally recorded in a decision and subject to final regulations), where based on the hearing, Zomet’s original capacity tariff will remain unchanged.

It is emphasized, that as at the approval date of the report, the aforementioned proposed regulation is not final and is subject to changes and completion of the decision processes in respect thereto. As at the approval date of the report, depending on the final arrangements that will be determined, if determined, Zomet will examine its possibilities under the said Regulation.

In the Company’s estimation, as at the approval date of the report, the above‑mentioned hearing (if recorded in a decision and subject to the final arrangements) could have a positive impact on Zomet in a case where it chooses to operate under this Regulation, since an operating format is involved that does not exist in the present Regulation applicable to Zomet, as stated7. Nonetheless, the planned competitive processes in a significant scope, as stated above, are expected to increase the competition in the supply sector for the Company in the area of its activities.

7 The Company’s estimates with reference to the impact of the hearing is “forward‑looking” information as it is defined in the Securities Law, which is based on the Company’s initial estimates regarding the arrangements included in the hearing, the realization of which is uncertain. Ultimately, the impacts could be different, among other things, as a result of the market conditions, results of competitive processes, regulatory changes/factors that impact the electricity market and/or the final arrangements that will be determined, to the extent they actually enter into effect, which are not dependent on the Company. It is also clarified that a decision has not yet been made regarding the transition of Zomet to an operating format under the Regulation, as stated, which is subject to, among other things, examination of the final conditions of the arrangement (should it actually enter into effect), the market conditions and the Company’s decision based on its discretion.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

H.
Decision regarding determination of the value of the land of the Eshkol site – assessment of the Electricity Authority – as part of the decision, it was determined that the value of the land of the Eshkol site that will be recognized by Israel Electric Company in the framework of sale of the site will be NIS 1,740 million. As part of update of the electricity tariff for 2025, the amount of NIS 508 million was recognized by the Electricity Authority. Recognition of the rest of the amount, totaling NIS 1,232 million, plus interest and linkage differences, will be spread out by Israel Electric Company in the framework of the updated tariff over the next 3 years.

I.
Hearing for examination of alternatives regarding the manner and scope of preserving Units 1–4 on the Orot Rabin site – based on the principles of the energy policies from 2021, it was determined that Units 1–4 in the Orot Rabin power plant will be preserved up to the end of 2025 in order to maintain the reliability and uninterrupted supply of the electricity in times of emergency. The Minister of Energy and Infrastructures (“the Minister of Energy”) requested to examine the continued preservation and activity of the coal‑powered units in a case of a lack of natural gas. The Electricity Authority examined two preservation formats – cold and hot – and compared between them and a closing down alternative, while analyzing costs, benefits and risks. It was found that even though the operating and environmental costs are higher, hot preservation permits a quicker response in times of emergency and saves up to NIS 4 billion per day in avoidance of power outages. Therefore, the Electricity Authority decided to preserve the units in the not preservation format starting from January 1, 2026 and for a period of three years only, while advancing additional back‑up solutions for the energy sector in anticipation of closing down the units at the end of the period.

J.
Continued increase of activities in the market for supply to household customers and small businesses – further to that stated in Section 7.6.5 of Part A of the Periodic Report for 2024, as part of diversification of the mix of the customers of OPC Israel and further to the undertaking with Partner Communications Ltd. in 2024, in the period of the report an agreement was signed with an additional large retail company.

For additional details regarding developments of the Group’s activities in Israel – see Section 6 below.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S.

K.	Electricity and natural gas prices

The results of the activities of the CPV Group are impacted to a significant extent by the electricity prices in effect in the areas in which the Group’s power plants operate. The main factors impacting the electricity prices are demand for electricity, available generation capacity (supply) and the natural gas price in the area in which the power plant operates.

With respect to the “energy transition” activity, in general, the natural gas price is significant in determination of the price of the electricity in most of the regions in which the power plants of the CPV Group operate that are powered by natural gas. For the most part, in the existing production mix, over time, to the extent the natural‑gas prices are higher, the marginal energy prices will also be higher, and will have a positive impact on the energy margins of the CPV Group due to the high efficiency of the power plants it owns compared with other power plants operating in the relevant activity markets (the impact could be different between the projects taking into account their characteristics and the area (region) in which they are located)8.

Electricity prices

The following table summarizes the average electricity prices in each of the regions in which the power plants in the area of energy transition activities of the CPV Group are active (the prices are denominated in dollars per megawatt hour)*:

	For the			For the
	Six Months Ended			Three Months Ended
Region	June 30			June 30
(Power Plant)	2025	2024	Change	2025	2024	Change

PJM West (Shore, Maryland)	48.09	31.72	52%	42.35	30.83	37%
New York Zone G (Valley)	64.75	34.43	88%	40.93	28.64	43%
Mass Hub (Towantic)	71.56	36.60	96%	40.01	29.28	37%
PJM AEP Dayton (Fairview)	44.22	29.10	52%	40.58	28.63	42%
PJM ComEd (Three Rivers)	33.16	24.29	37%	31.10	22.42	39%
ERCOT West Hub (Basin Ranch)**	31.42	30.88	2%	31.60	31.23	1%

*	Based on Day‑Ahead prices as published by the relevant ISO.

**	As at the approval date of the report, a final investment decision with respect to the Basin Ranch project had not yet been made and its construction had not yet started.

It is noted that the actual electricity prices of the power plants of the CPV Group could be higher or lower than the regional price shown in the above table due to the existence of a Power Basis (the difference between the power plant’s specific electricity price and the regional price). The Power Basis is a function of transmission constraints, local cost of electricity generation, local demand for electricity, losses in the transmission lines and additional factors. For details regarding the Power Basis – see Section 3.3K of the Report of the Board of Directors for 2024.

[8]	That stated constitutes merely a general estimate that could be subject to changes due to projects characteristics or factors and events that are not under the control of the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

K.	Electricity and natural gas prices (Cont.)

Electricity prices (Cont.)

In the period of the report and in the second quarter of 2025, there was a significant increase in the electricity prices compared with the corresponding periods last year, which in the estimation of the CPV Group derives mainly from an increase in the natural‑gas prices against the background lower‑than‑average temperatures in the first quarter of 2025 along with higher‑than‑average temperatures in the second quarter of 2025 in the areas in which the power plants of the CPV Group are located.

Natural gas prices

Set forth below are the average natural gas prices in each of the main markets in which the power plants of the CPV Group operate (the prices are denominated in dollars per MMBtu)*:

	For the six months ended			For the three months ended
Region	June 30			June 30
(Power Plant)	2025	2024	Change	2025	2024	Change

Texas Eastern M‑3 (Shore, Valley – 70%)	4.43	2.21	101%	2.47	1.53	61%
Transco Zone 5 North (Maryland)	4.37	2.94	49%	2.62	2.27	15%
Dominion South Pt (Valley – 30%)	3.02	1.66	82%	2.32	1.45	60%
Algonquin City Gate (Towantic)	7.32	2.97	147%	2.86	1.68	70%
Texas Eastern M‑2 (Fairview)**	3.08	1.72	79%	2.35	1.42	66%
Chicago City Gate (Three Rivers)	3.43	2.25	52%	2.86	1.65	73%
Waha (Basin Ranch)***	1.42	0.28	407%	1.02	(0.59)	273%

*	Source: The Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily. It is clarified that the actual gas prices of the power plants of the CPV Group could be significantly different.

**	Commencing from the third quarter of 2025, Fairview will start acquiring natural gas that is priced based on the Texas Eastern M‑3 transmission region. For additional details – see Appendix A below.

***	As at the approval date of the report, a final investment decision with respect to the Basin Ranch project had not yet been made and its construction had not yet started.

In the estimation of the CPV Group, the significant increase in the natural gas prices in the period of the report and in the second quarter of 2025, compared with the corresponding periods last year, is mainly due to the weather conditions described above, which led to a significant rise in demand for natural gas and an increase in the price in the regions in which the power plants of the CPV Group operate.

Regarding the distribution region for natural gas in Waha Texas, which is expected to serve as the supply source for the Basin Ranch project, is characterized by variable levels of production of natural gas as a function of the desired levels of production of the crude oil by the producers, which are impacted by the competitive environment in the fuel market (the natural gas constitutes a by‑product), and transmission and transport limitations of natural gas from the region.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

K.	Electricity and natural gas prices (Cont.)

Natural gas prices (Cont.)

The corresponding periods last year were characterized by a significant surplus supply of natural gas against the background of the scope of the fuel production and transport limitations as stated (which were resolved in part in the period of the report due to operation of a new natural gas pipeline in the region), and low price‑levels compared with the other power plants of the CPV Group respectively. Therefore, the rate of increase of the natural gas prices in the period of the report and in the second quarter of 2025 compared with the corresponding periods last year, when measured against the other power plants of the CPV Group, is unusually high.

Electricity margin in the operating markets of the CPV Group (Spark Spread)

Spark Spread is the difference between the price of the electricity in the relevant area (zone) and the price of the natural gas used for generation of the electricity in the relevant area (zone) (it is clarified that RGGI is not included in calculation of the Spark Spread but rather in the energy margin as detailed in Section 4F below).

The Spark Spread is calculated based on the following formula:

Spark Spread ($/MWh) = price of the electricity ($/MWh) – [the gas price ($/MMBtu) x thermal conversion ratio (heat rate) (MMBtu/MWh)]

Set forth below are the average Spark Spread margins for each of the main markets in which the power plants of the CPV Group are operating (the prices are denominated in dollars per megawatt/hour)*:

	For the			For the
	Six Months Ended			Three Months Ended
	June 30			June 30
Power Plant[9]	2025	2024	Change	2025	2024	Change

Shore	17.52	16.47	6%	25.31	20.27	25%
Maryland	17.94	11.43	57%	24.27	15.17	60%
Valley	37.10	20.32	83%	24.20	18.25	33%
Towantic	23.98	17.30	39%	21.42	18.36	17%
Fairview	24.20	17.92	35%	25.31	19.40	30%
Three Rivers	10.87	9.67	12%	12.51	11.70	7%
Basin Ranch**	22.19	29.06	(24)%	24.97	35.07	(29)%

*
Based on electricity prices as shown in the above table, with assuming a thermal conversion ratio (heat rate) of 6.9 MMBtu/MWh for Maryland, Shore and Valley, and a thermal conversion ratio of 6.5 MMBtu/MWh for Three Rivers, Fairview, Towantic and Basin Ranch. It is clarified that the actual energy margins of the power plants of the CPV Group could be significantly different due to, among other things, the existence of Power Basis and a different breakdown in the scope of the electricity sold in the peak and off‑peak hours in CPV’s power plants and that shown above (which was calculated in the above table based on the assumption of generation in all the hours of the 24‑hour period).

**	As at the approval date of the report, a final investment decision with respect to the Basin Ranch project had not yet been made and its construction had not yet started.

9 For additional details regarding the energy margin of the CPV Group – see Section 4F below.

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Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

K.	Electricity and natural gas prices (Cont.)

Electricity margin in the operating markets of the CPV Group (Spark Spread) (Cont.)

In the period of the report and in the second quarter of 2025, there was a significant increase in the electricity margins (Spark Spread) in all the active power plants of the CPV Group, compared with the corresponding periods last year, stemming mainly from a relative advantage of the said power plants compared with the market – both the natural gas prices relative to the gas indices on which the electricity prices are based in the activity markets, as well as the heat rate coefficient and their high efficiency compared with the market (that is, to the extent the gas prices are higher the marginal energy prices will also be higher and will favorably impact the electricity margins of the CPV Group’s power plants).

Regarding the electricity margins in the ERCOT market, they were different than the said trend of increases, due to the fact that the pricing of the electricity in the ERCOT West Hub region does not depend directly on the pricing of the natural gas in the WAHA region, which was significantly impacted, as stated above, by the surplus supply and natural‑gas transmission restrictions in the corresponding periods last year, which contributed to the low price levels of the natural gas in WAHA in 2024.

It is noted that the hedging plans of the electricity margins in the power plants of the CPV Group that are powered by natural gas is intended to reduce the fluctuations of the CPV Group’s electricity margin resulting from changes in the natural gas and electricity prices in the energy market. For details regarding hedging agreements of the electricity margin with respect to the active power plants of the CPV Group – see Section 4F below. Regarding the Netback gas agreements and agreements for sale of electricity at a fixed price for hedging a significant part of the capacity of the Basin Ranch power plant – see Section 6B(2), below).

For details regarding a forecast of the EOX company of electricity and natural gas prices up to the end of 2025 and for 2026–2027 – see Appendix A below.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

L.	Tax on carbon emissions (RGGI)

Regional Greenhouse Gas Initiative (RGGI) is a joint effort of the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Rhode Island and Vermont to determine quotas and to reduce the emissions of carbon dioxide from the energy sector. The RGGI regulation requires the power plants running on fossil fuels to hold, through public tenders or commerce in a secondary market, gas‑emission quotas for purposes of offsetting emissions of carbon dioxide for every facility. Pursuant to the RGGI regulation, an independent market supervisor provides supervision of the tenders for gas‑emission quotas, as well as activities in the secondary market, in order to assure the integrity of and confidence in the market. The RGGI regulation applies to 4 of the 6 power plants of the CPV Group in the Energy Transition segment: Maryland, Shore, Valley and Towantic. With respect to the legal proceeding underway in Pennsylvania (the location of the Fairview power plant) in connection with application of RGGI and the possible significance of the matter – see Section 8.1.4B of Part A of the Periodic Report for 2024.

Set forth below is a summary of the prices of the gas‑emission quotas (carbon emission tax) from the RGGI tenders. In general, the tenders take place four times a year, in March, June, September and December.

	Average for the			Average for the
	Six Months Ended			Three Months Ended
	June 30			June 30
	2025	2024	Change	2025	2024	Change

Price of carbon emission tax in the RGGI
tenders ($ per short ton / 2,000 pounds)*	19.91	15.44	29%	19.76	16.00	24%

Cost of the carbon emission tax (in terms
of gas cost) ($ per MMBtu)**	1.19	0.92	29%	1.18	0.95	24%

*
The prices of the carbon emissions tax are presented under the assumption that the price of the tender that is held prior to a certain quarter represents the price of the carbon emissions tax for the subsequent quarter. For example, the tender held in December 2024 will represent the price for the first quarter of 2025. It is noted that the actual price of the carbon emissions tax could be different than the tender prices as a result of transactions made in the secondary market.

**
The cost of the carbon emissions tax (in terms of gas cost) is calculated under the assumption of emissions of carbon dioxide with a reference (ratio) of 119 lbs./MMBtu. It is noted that the actual carbon dioxide emissions ratio varies between the different power plants, and in the estimation of the CPV Group a ratio of 119 lbs./MMBtu is a representative ratio for power plants running on natural gas.

In the period of the report and in the second quarter of 2025 compared with the corresponding periods last year, there was a significant increase in prices of the carbon emissions tax, which in the estimation of the CPV Group was mostly impacted by an increase in demand of institutional entities for purposes of commercial and hedging activities, and release of all the gas emission quotas from the cost containment reserve in the first quarter of 2024.

It is noted that release of quotas with respect to emission of gas from a reservoir that acted to moderate costs in the first quarter of 2025 did not have a significant impact on prices of carbon emissions in the tender that was held in June 2025.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Capacity revenues

Capacity is a component that is paid by regulatory bodies that manage demand and loads (system operators) to electricity generators, with respect to their ability to generate energy at the required times for purposes of reliability of the system. This revenue component is an additional component, separate and apart from the component based on the energy prices (which is paid in respect of sale of the electricity). Definition of the capacity component, as stated, including entitlement to revenue for seeing to availability of the electricity, including provisions regarding bonus or penalty payments, are governed by the tariffs determined by the ISO of every market. Accordingly, NY‑ISO, PJM and ISO‑NE publish mandatory public auctions for determination of the capacity tariffs. It is noted that, in the nature of things, an increase in the capacity prices favorably impacts CPV’s results, and vice‑versa. The extent of the impact on the overall results changes as a function of the energy margins, which is the most significant component of the gross profit (margin for generation of the electricity and the sale thereof) – this being taking into account that the weight of the capacity component is usually lower than the weight of the energy margin component. In the ERCOT market (in Texas) there is no mechanism for capacity payments to power plants compared with the NYISO, PJM and ISO‑NE markets. For additional details regarding ERCOT – see Section N. below.

PJM market

In the PJM market, the capacity payments vary between the market’s sub‑regions, as a function of local supply and demand and transmission capabilities.

Set forth below are the capacity tariffs in the sub‑regions that are relevant to the CPV Group’s power plants and in the general market (the prices are denominated in dollars per megawatt per day).

Sub-Region	CPV Plants[10]	2026/2027	2025/2026	2024/2025	2023/2024
PJM RTO		329.17	269.92	28.92	34.13
PJM COMED	Three Rivers	329.17	269.92	28.92	34.13
PJM MAAC	Fairview, Maryland, Maple Hill	329.17	269.92	49.49	49.49
PJM EMAAC	Shore	329.17	269.92	54.95	49.49

Source: PJM

10 The Three Rivers power plant, which commenced commercial operation in July 2023, is entitled to capacity payments, from this date.

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Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Capacity revenues (Cont.)

Results of capacity auctions in the PJM market for the period from June 2025 through May 2027

In July 2024, PJM published the results of auctions on capacity prices for the period from June 2025 through May 2026.

The significant increase in the capacity tariff in the auction, as shown in the above table, relates to, among other things, the forecast of an increase in demand, an increase in the reserves required and a decline in the total supply as a result of requirements and a change in the manner of calculating capacities and load capability of the generation sources by PJM. The change in the manner of calculating availability capacities of the power plants caused a decrease in the availability capacity that is provided for sale in most of the power plants operating in the PJM market. The impact of the said change on the natural‑gas power plants, including those of the CPV Group operating in the energy transition area, is a decline in the availability capacity provided for sale from about 96% to about 79%.

In the estimation of the CPV Group, as a result of the increase in the capacity tariff, the addition to its revenues from capacity from all its power plants, as at the approval date of the report, in the PJM market for the period from June 2025 through May 2026 compared with the period from June 2024 through May 2025 is estimated at about $98 million11.

In September 2024, complaints were filed with the FERC in order to make certain changes in the upcoming capacity auctions in the PJM market. In response, PJM proposed a postponement of the auction that was originally scheduled for December 2024 by about six months in order to permit the making of changes to the rules of the auctions.

In February 2025, the FERC approved proposals of PJM for changes in the framework of the capacity market, which are aimed at reducing the pricing fluctuations between the auctions. The amendments include: (A) continued use of gas turbines as a representative index for the demand curve; (B) inclusion of RMR (reliability must run) units – the planned sources for scrap remain for purposes of assurance of reliability in the auctions in the capacity market as an alternative source of supply; (C) determination of a uniform penalty rate for inferior performances for all the generation sources; (D) increase of the flexibility regarding submission of bids; and (E) cancellation of the automatic exemptions from the bid requirement for certain types of sources.

In April 2025, FERC approved determination of maximum and minimum price ceilings (collar) of $329 per MW/day and $177 per MW/day, respectively, for the next two capacity auctions, subject to minor adjustments.

[11]
That stated in this Section regarding the estimation of the CPV Group constitutes “forward‑looking” information as it is defined in the Securities Law, with respect to which there is no certainty it will materialize. Ultimately, the revenues of the CPV Group from availability could be different (even significantly) as a result of, among other things, regulatory changes (including appeal or other processes in the PJM market or relating to other authorities), operating factors, changes in the business environment and/or existence of one or more of the risk factors the CPV Group is exposed to.

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Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Capacity revenues (Cont.)

Results of capacity auctions in the PJM market for the period from June 2025 through May 2027 (Cont.)

In July 2025, PJM published the results of capacity price offers for the period June 2026 and up to May 2027 where the price was determined based on the maximum price of $329.17 per MW/day, which reflects an increase of about 22% compared with the capacity price in the prior auction for the 2025/2026 period. According to PJM’s publications, the theoretical price derived from the results of the tender, with no maximum ceiling, which as stated was set in the tender, would have been $388.57 per megawatt/day. In addition, the capacity coefficient for the power plants was updated, resulting in a reduction in the available capacity provided for sale by the CPV Group’s natural gas-fired power plants – from approximately 79% to around 74%.

In the estimation of the CPV Group, as a result of the increase in the capacity tariff, the addition to its capacity revenues from all the power plants it holds as at the approval date of the report in the PJM market for the period from June 2026 and up to May 2027, compared with the period from June 2025 up to May 2026, is estimated at about $18 million.

Subject to additional changes in timetables, if any, as at the approval date of the report, the next capacity auction of PJM for the 2027/2028 capacity year is planned for December 2025.

NYISO market

Similar to the PJM market, in the NYISO market capacity payments are made in the framework of a central mechanism for acquisition of capacity. In the NYISO market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. NYISO makes seasonal auctions every spring for the upcoming summer (the months of May through October) and in the fall for the upcoming winter (the months of November through April). In addition, there are supplemental monthly auctions for the balance of the capacity not sold in the seasonal auctions. The power plants are permitted to assure the capacity tariffs in the seasonal auction, the monthly auction or through bilateral sales.

Set forth below are the capacity prices determined in the seasonal auctions in the NYISO market (the prices are denominated in dollars per megawatt per day):

Sub-Area	CPV Plants	Summer 2025	Winter 2024/2025	Summer 2024
NYISO Rest of the Market	–	153.26	66.30	168.91
Lower Hudson Valley	Valley	153.26	66.30	168.91

Source: NYISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the Valley power plant is located in Area G (Lower Hudson Valley) and the actual capacity prices for the Valley power plants are impacted by the seasonal auctions, the monthly auctions and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market.

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Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Capacity revenues (Cont.)

ISO‑NE market

The Towantic power plant, which operates in this market, participated for the first time in a capacity auction for 2018–2019 at a price of $313.97 MW/day and determination of the tariff for seven years in respect of 725 megawatts linked to the Handy-Whitman Price Index, which will apply up to May 2025.

Similar to the PJM market, in the ISO‑NE market capacity payments are made as part of a central mechanism for acquisition of capacity. In the ISO‑NE market, there are a number of submarkets, in which there should be capacity requirements that differ as a function of local supply and demand and transport capacity. ISO‑NE executes forward auctions for a period of one year, commencing from June 1, three years from the year of the auction. In addition, there are supplementary monthly and annual auctions for the balance of the capacity not sold in the forward auctions. The power plants are permitted to guarantee the capacity payments in the forward auctions, the supplementary auctions or through bilateral sales.

It is noted that the ISO‑NE market is in the midst of a comprehensive reform process with respect to the structure of the capacity market. Pursuant to the new format, a transition will be made from the model of a tender three years in advance, similar to that used in the PJM market, to a “prompt auction” model, which is based on a seasonal distribution – summer and winter – in accordance with the NYISO model. During the transition period, the FERC approved suspension of holding the three‑year tenders, up to implementation of the structural change. The planned date for entry of the new model into effect is April 2028, for the capacity supply period between June 2028 and May 2029.

Set forth below are the capacity payments determined in the sub‑regions that are relevant to the Towantic power plant (the prices are denominated in dollars per megawatt per day):

Sub-Region	CPV Power Plants	2027/2028	2026/2027	2025/2026
ISO-NE Rest of the Market	Towantic	117.70	85.15	85.15

Source: NE‑ISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the actual capacity prices for the Towantic power plant are impacted by forward auctions, supplementary annual auctions, monthly auctions with capacity prices that change every month and bilateral agreements with energy suppliers in the market.

N.	Additional information regarding the ERCOT market in Texas (Basin Ranch project)

Further to that stated in Section 6B2(2) of the Report of the Board of Directors for 2024 and the Immediate Report published on June 9, 2025 (Reference No.: 2025‑01‑041243) relating to the Basin Ranch project in Texas, set forth below is additional information regarding the activity market in which the project is expected to operate (for further details regarding the project – see Section 6B(2) below):

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3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

N.	Additional information regarding the ERCOT market in Texas (Basin Ranch project) (Cont.)

ERCOT manages the transmission of the electricity for more than 27 million consumers in the State of Texas, which constitutes about 90% of the consumption of electricity in Texas. ERCOT operates as an independent system operator (ISO) and is responsible for the reliability of the electricity grid and operation of the competitive wholesale electricity market.

ERCOT is singular in that it operates solely within the borders of Texas, under local Texas regulation (PUCT), and is not subject to the Federal Energy Regulatory Commission (FERC). In general, ERCOT operates independently from electricity transmission systems in west and east Texas.

ERCOT has a competitive wholesale electricity market, which includes a Day‑Ahead market and a Real‑Time market for sale of electricity and accompanying services. Nonetheless, there is no market mechanism covering capacity payments to power plants, in contrast with the markets in PJM, NYISO and ISO‑NE.

As at the approval date of the report, in the ERCOT electricity market there has been significant growth and continuing demand – this being due to, among other things, an rapid increase in the population of Texas, expansion of the industrial activities, and an increase in the demand for electricity from energy‑intensive segments, such as, data centers, the oil and gas industry and mining of cryptographic coins.

In the recent years, the maximum demand for electricity in the ERCOT system reached new record highs, and the forecasts published by ERCOT indicate an average annual growth rate of 13.6% in the demand for energy up to 203112.

It is noted that the ERCOT market is characterized by relatively high fluctuations in prices compared with the other markets in which the CPV Group operates, and it does not include, as stated above, guaranteed payments for capacity.

12 Source: Report “Capacity, Demand and Reserves (CDR) in ERCOT Region, 2026-2030”, dated May 16, 2025.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the six months ended June 30, 2025 (in millions of NIS)

The Group’s activities in Israel and the United States are subject to seasonal fluctuations.

In Israel, the TAOZ tariffs are supervised (controlled) and published by the Electricity Authority. Generally, the electricity tariffs in Israel in the summer and the winter are higher than those in the transition seasons. It is noted that acquisition of the gas, which constitutes the main cost in this activity area, is not impacted by seasonality of the TAOZ (or the demand hours’ brackets).

In the United States, the electricity tariffs are not supervised (controlled) and are impacted by the demand for electricity, which is generally high in periods in which the weather is cold or hot compared with the average (generally in the summer and the winter seasons) and they are materially impacted by the natural gas prices, which are usually higher in the winter compared with the annual average and depending on the weather. In addition, in connection with renewable energy projects, in wind projects the wind speeds tend to be higher in the winter and lower in the summer, whereas in solar projects the radiation from the sun tends to be higher in the spring and summer months and lower in the fall and winter months.

A.	Statement of income

	For the Six Months Ended
Section	June 30
	*2025	2024

Revenues from sales and provision of services (1)	1,361	1,311
Cost of sales and provision of services (without depreciation and amortization) (2)	(1,040)	(911)
Depreciation and amortization	(121)	(155)
Gross profit	200	245
Share in earnings of associated companies	212	86
Compensation for loss of income	–	26
Administrative and general expenses	(148)	(119)
Business development expenses	(6)	(22)
Other expenses, net	(16)	(52)
Operating income	242	164
Financing expenses, net	(119)	(149)
Income before taxes on income	123	15
Taxes on income expenses	(26)	(27)
Net income (loss) for the period**	97	(12)
Attributable to:
The Company’s shareholders	71	2
Holders of non‑controlling interests	26	(14)

*
Commencing from November 2024, as a result of loss of discontinuance of consolidation of CPV Renewable and transition to the equity method of accounting, the Company has discontinued consolidation in the consolidated financial statements of the results of the renewable energy segment in the U.S.

**	For an analysis of the change in the net income and a definition and analysis of the change in the adjusted net income – see Section 4G below.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the six months ended June 30, 2025 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1)	Changes in revenues:

Revenues	For the		Board’s Explanations
	Six Months
	Ended
	June 30
	2025	2024
Revenues in Israel
Revenues from sale of energy to private customers	559	605
A decrease, in the amount of about NIS 27 million, stemming from a decline in the consumption of customers compared with the corresponding quarter last year, mainly in light of the “Nation as a Lioness” mission and a decline, of about NIS 18 million, stemming from a decrease in the tariff for the generation component compared with the corresponding period last year.

Revenues from sale of energy to the System Operator and to other suppliers	104	96
Revenues in respect of capacity payments	70	88	Most of the decrease stems from a decline in the availability of the Zomet power plant compared with the corresponding period last year. For additional details – see Section 4C below.
Revenues from sale of energy at cogeneration tariff	49	25	Most of the increase stems from maintenance work at the Hadera power plant in the corresponding period last year.
Revenues from sale of steam	31	30
Other revenues	–	23	The decrease derives from discontinuance of the consolidation of Gnrgy at the end of second quarter of 2024.
Total revenues from sale of energy and others in Israel (without infrastructure services)	813	867
Revenues from private customers in respect of infrastructure services	262	207	The increase stems mainly from an average increase in the tariffs, at the rate of about 40%.
Total revenues in Israel	1,075	1,074

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	–	125
The decrease derives mainly from discontinuance of consolidation of the renewable energies segment in November 2024, and transition to the equity method of accounting. For additional details – see Note 23E to the annual financial statements.

Revenues from sale of electricity (retail) activities and others	286	112	The increase stems mainly from an increase in the scope of the retail activities.
Total revenues in the U.S.	286	237

Total revenues	1,361	1,311

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the six months ended June 30, 2025 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization):

Cost of Sales and Services	For the Six Months		Board’s Explanations
	Ended
	June 30
	2025	2024
Cost of sales in Israel
Natural gas and diesel oil	335	331
Expenses in respect of acquisition of energy	86	117	Most of the decrease stems from maintenance work performed at the Rotem and Hadera power plants in the corresponding period last year.
Cost of transmission of gas	27	28
Salaries and related expenses	20	21
Operating expenses	58	57
Other expenses	–	18	Most of the decrease stems from discontinuance of the consolidation of Gnrgy at the end of the second quarter of 2024.
Total cost of sales in Israel without infrastructure services	526	572
Expenses in respect of infrastructure services	262	207	For details – see the explanation of the change in the revenues in respect of infrastructure services.
Total cost of sales in Israel	788	779

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	–	42
The decrease stems from discontinuance of consolidation of the renewable energies segment in November 2024 and transition to the equity method of accounting. For additional details – see Note 23E to the annual financial statements.

Cost of sales in respect of sale of electricity (Retail) and others	252	90	The increase stems mainly from an increase in the scope of the retail activities.
Total cost of sales and provision of services in the U.S.	252	132
Total cost of sales and provision of services	1,040	911

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the six months ended June 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service

1.	EBITDA indices

“EBITDA in the consolidated financial statements”13: net income (loss) for the period before depreciation and amortization, financing expenses or income, net, taxes on income and other income (expenses), net.

“EBITDA after proportionate consolidation”: – “EBITDA in the consolidated financial statements” less the share of the income (loss) of associated companies and plus a proportionate consolidation of the EBITDA of the associated companies based on the rate of the holdings of the CPV Group therein.

It is clarified that starting from 2024, the Company no longer includes in its financial statements the “adjusted EBITDA after proportionate consolidation” index due to immateriality and, accordingly, irrelevance of the adjustments in respect of changes in fair value of derivative financial instruments and items not in the ordinary course of the Group’s business. For the period of the report and the corresponding period last year, these adjustments totaled an aggregate amount of about NIS 3 million and about NIS 10 million, respectively.

2.
“FFO” (funds from operations) – with respect to active projects – cash flows from current operating activities for the period (including changes in working capital) and less investments in property, plant and equipment and periodic maintenance costs that are not included in the operating activities and less net interest payments. With respect to the rest of the Group’s activities – cash flows from current operating activities for the period (including changes in working capital) and less net interest payments (to the extent they do not relate to projects under construction). It is clarified that investments in property, plant and equipment (under construction and/or in development) including the net interest payments in respect thereof, are not included in FFO.

3.
“Net cash flows after service of project debt” – the “FFO” less/plus payment of principal in respect of financial debt and/or taking out of project debt and non‑project debt (loans and/or debentures), and after adjustments for a change in other credit from banks and a change in cash, including cash restricted for debt service and deposits (including to secure transactions hedging electricity margins).

The said indices are not recognized in accordance with International Financial Reporting Standards (IFRS) as indices for measurement of financial performances and are not intended to be considered a replacement for gross profit or loss and operating income, cash flows from operation activities or other terms relating to operating performances or liquidity indices in accordance with IFRS.

[13]	It is clarified that the compensation for loss of income is included in EBITDA in the consolidated statements.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the six months ended June 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

It is noted that the EBITDA indices are intended to present an approximate of the free cash flows from the Group’s operating activities or to present cash available for distribution of dividends or other uses (particularly in light of provisions of the project financing agreements for some of the Group’s power plants), since such cash may be used for debt service, capital investments, working capital and other liabilities. Moreover, the EBITDA indices are characterized by restrictions that limit the use thereof as indices for analyzing the Company’s profitability, since they do not take into account certain income and expenses deriving from the Company’s business that could have a material impact on its net income or loss, such as depreciation expenses, financing expenses or income and taxes on income.

The Company believes that the data items “EBITDA after proportionate consolidation” and “FFO”14 provide useful and transparent information to investors when reviewing the Company’s operating performances and current cash flows and when comparing such performances to performances of other companies in the same sector or in other industries (having different capital structures, different levels of debt and/or different income tax rates) as well as when comparing performances between periods. It is noted that the “EBITDA after proportionate consolidation” data item also serves the Company’s management when analyzing the Company’s performances.

The data item “net cash flows after debt service” provides additional information regarding the Group’s net cash flows that are available for its use for purposes of growth and making of new investments, along with distribution of dividends to the shareholders (subject to compliance with the provisions of law, the trust certificates and non‑project financing agreements and in accordance with the Group’s policies).

EBITDA calculations in the consolidated statement, including EBITDA after proportionate consolidation (in millions of NIS):

	For the Six Months Ended
	June 30
	2025	2024

Revenues from sales and provision of services	1,361	1,311
Cost of sales (without depreciation and amortization)	(1,040)	(911)
Share in income of associated companies	212	86
Compensation for lost revenues	–	26
Administrative and general expenses (without depreciation and amortization)	(140)	(112)
Business development expenses	(6)	(22)
Consolidated EBITDA	387	378
Elimination of the share in income of associated companies	(212)	(86)
Plus – Group’s share of the EBITDA after proportionate consolidation of
associated companies in the Energy Transition segment (1)	500	281
Plus – Group’s share of the EBITDA after proportionate consolidation of
activities in the renewable energies segment in the U.S. (2)*	58	–
EBITDA after proportionate consolidation	733	573

*
Due to completion of an investment transaction in the area of renewable energies in the U.S. in November 2024, starting from this date the data of this segment is calculated on the basis of a proportionate consolidation (instead of a full consolidation up to that time) where the share of the CPV Group is about 66.7%.

[14]	It is noted that other companies might define EBITDA and FFO indices differently.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the six months ended June 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(1)
Calculation of the Group’s share in the EBITDA after proportionate consolidation, FFO and net cash flows after service of project debt of associated companies in the Energy Transition segment (in millions of NIS):

For the six months ended June 30, 2025	Fairview	Towantic	Maryland	Shore (1)(2)	Valley	Three Rivers	Total

Rate of holdings of the CPV Group	25%	26%	75%	89%	50%	10%

Revenues from sales of energy	159	164	366	217	313	41	1,260
Cost of natural gas	80	116	183	137	134	25	675
Carbon emissions tax (RGGI)	–	17	60	26	40	–	143
Cost of sales – other expenses (without
depreciation and amortization)	1	2	11	5	3	–	22
Gain (loss) on realization of transactions
hedging the electricity margins	7	(2)	12	24	(12)	11	40
Net energy margin	85	27	124	73	124	27	460
Revenues from capacity payments	13	53	28	32	27	4	157
Other income	3	9	12	6	1	1	32
Gross profit	101	89	164	111	152	32	649
Fixed costs (without depreciation and
amortization)	6	10	28	38	35	7	124
Administrative and general expenses
(without depreciation and amortization)	3	2	6	6	4	1	22
Loss from revaluation of unrealized
hedging transactions	(2)	–	–	–	–	(1)	(3)
Group’s share in EBITDA after
proportionate consolidation in the
Energy Transition segment	90	77	130	67	113	23	500
Group’s share in FFO	62	46	86	(24)	73	14	257
Group’s share in net cash flows after flows
service of project debt (3)	29	42	33	(241)	(1)	8	(130)

(1)
At the Shore power plant – gas transmission costs (totaling in the period of the report of about NIS 23 million) are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

(2)
The net cash flows after service of the project debt in Shore includes partial repayment of debt that was made as part of the refinancing made in February 2025. For additional details – see Section 9A(7) below.

(3)
It is pointed out that the financing agreements of the CPV Group include arrangements for mechanisms of the “cash sweep” type, in the framework of which all or part of the free cash flows of the projects is designated for repayment of loan principal on a current basis along with a predetermined minimum repayment schedule relating to every long‑term loan. Accordingly, there could be an acceleration of execution of repayments upon occurrence of certain events and there are also restrictions on distributions to shareholders.

*
For details regarding transactions for acquisition of additional holdings in the Shore and Maryland power plants in the fourth quarter of 2024 and the second quarter of 2025 – see Note 24C to the annual financial statements and Note 9C(1) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the three months ended June 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(1)
Calculation of the Group’s share in the EBITDA after proportionate consolidation, FFO and net cash flows after service of project debt of associated companies in the Energy Transition segment (in millions of NIS): (Cont.)

For the six months ended June 30, 2024	Fairview	Towantic	Maryland	(1) Shore	Valley	Three Rivers	Total

Rate of holdings of the CPV Group	25%	26%	25%	38%	50%	10%

Revenues from sales of energy	102	93	67	76	168	26	532
Cost of natural gas	47	46	36	43	69	18	259
Carbon emissions tax (RGGI)	–	16	11	22	35	–	84
Cost of sales – other expenses (without
depreciation and amortization)	1	2	3	3	3	1	13
Gain on realization of transactions hedging
the electricity margins	15	3	8	8	39	11	84
Net energy margin	69	32	25	16	100	18	260
Revenues from capacity payments	8	56	6	4	29	2	110
Other income	2	4	3	3	1	1	14
Gross profit	79	92	34	28	130	21	384
Fixed costs (without depreciation and
amortization)	5	10	9	15	34	6	79
Administrative and general expenses
(without depreciation and amortization)	2	2	2	3	4	1	14
Gain (loss) from revaluation of unrealized
hedging transactions	4	(8)	–	(6)	–	–	(10)
Group’s share in EBITDA after
proportionate consolidation in the
Energy Transition segment	76	72	23	4	92	14	281
Group’s share in FFO	63	66	(5)	(5)	50	6	175
Group’s share in net cash flows after service
of project debt	27	10	(2)	(5)	11	9	50

(1)
At the Shore power plant – gas transport costs (totaling in the first half of 2024 about NIS 11 million) are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the six months ended June 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(2)	Calculation of the Group’s share in EBITDA after proportionate consolidation of the renewable energies segment (in NIS millions):

For the six months ended
June 30, 2025

Revenues	99

Fixed costs (without depreciation and amortization)	(19)

Administrative and general	(10)

EBITDA from active projects	70

Business development and other costs	(11)

Share of the Group in EBITDA after proportionate
consolidation in the renewable energies segment in
the U.S.	59

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the six months ended June 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(3)
Set forth below is a breakdown of the EBITDA after proportionate consolidation data broken down by subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) as well as FFO and cash flows after service of project debt data (in NIS millions):

Main projects in operation	Basis of	For the six months ended June 30, 2025			For the six months ended June 30, 2024
	presentation			Net cash			Net cash
	in the	EBITDA		flows	EBITDA		flows
	Company’s	after		after	after		after
	financial	proportionate		debt	proportionate		debt
	statements	consolidation	FFO	service	consolidation	FFO	service

Total operating projects in Israel and
accompanying business activities (1) (3)	Consolidated	270	255	232	303 (2)	253	186
Business development costs,
headquarters in Israel and other costs (3)	Consolidated	(6)	(61)	(74)	(17)	(15)	(15)
Total Israel (4)		264	194	158	286	238	171

Total operating projects (5)	Associated	500	257	(130)	281	175	50
Other costs	Consolidated	(2)	(11)	(11)	(3)	(9)	(9)
Total energy transition in the U.S.		498	246	(141)	278	166	41
Total operating projects (5) (6)	Associated	70	52	17	77	48	12
Business development and other costs	Associated	(11)	(17)	(17)	(14)	(19)	(19)
Total renewable energy in the U.S.		59	35	–	63	29	(7)
Total activities as part of the “others”
segment (7)	Consolidated	(6)	(6)	(6)	(14)	(14)	(14)
Headquarters in the United States (8) (9)	Consolidated	(71)	(33)	(33)	(32)	(37)	(37)
Total United States		480	242	(180)	295	144	(17)

Company headquarters (not allocated
to the segments) (4) (8)	Consolidated	(11)	(38)	90	(8)	(55)	47

Total consolidated (10)		733	398	68	573	327	201

(1)	The accompanying business activities in Israel include mainly virtual supply activities through OPC Israel, and sale/purchase of natural gas, including with third parties through OPC Natural Gas.
(2)
In the corresponding period last year, the EBITDA of the active projects in Israel included compensation of about NIS 26 million in respect of lost revenues caused by a delay in the commercial operation of the Zomet power plant.

(3)
In the period of the report, the financial data of the headquarters in Israel includes payments of interest and principal (if any) of the company credit in OPC Israel (which was used partly for early repayment of project financing in Zomet and Gat in August 2024) and taking out of company credit in OPC Israel, as described in Note 6A(1) to the Interim Statements. In the corresponding period last year, the financial data of the active projects in Israel includes payments of interest and principal of project credit in Zomet and Gat, which were repaid early, as stated, in the third quarter of 2024 (for additional details see – Note 14B(1) to the annual financial statements).

(4)	Not including intercompany activities between the headquarters and the subsidiaries in Israel.
(5)
For details regarding active projects in the Energy Transition segment in the U.S. – see Section 1 above and regarding calculation of the Group’s share in the EBITDA after proportionate consolidation of the Renewable Energies segment – see Section 2 above.

(6)
Due to completion of the transaction for investment in the area of renewable energies in the U.S. in November 2024, the data of this segment in the U.S. is calculated from this date on the basis of proportionate consolidation where the share of the CPV Group is 66.7%.

(7)
Includes mainly business development and other costs in the area of initiation and development of high‑efficiency power plants running on natural gas, with future carbon capture potential, and the results of the retail activities in the U.S.

(8)
After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 18 million and about NIS 15 million for the six months ended June 30, 2025 and 2024, respectively.

(9)
The change in the period of the report compared with the corresponding period last year, in the amount of about NIS 31 million, relates mainly to changes in the fair value of a profit participation plan for employees of the CPV Group. For details – see Note 6G to the Interim Statements.

(10)	In the period of the report, the consolidated FFO without adjustments for changes in the working capital was about NIS 434 million (in the corresponding period last year – about NIS 321 million).

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the six months ended June 30, 2025 (in millions of NIS) (Cont.)

C.	Analysis of the change in EBITDA – Israel segment

Set forth below is an analysis of the change in EBITDA in Israel in the period of the report compared with the corresponding period last year (in NIS millions):

1.
Availability (operational) – further to that stated in Section 7.11.1 of Part A of the Periodic Report for 2024, for purposes of reducing the risk of an operating failure at the Zomet power plant due to a technical defect discovered and in coordination with the contractor, as part of the process of clarifying and repairing the defect, the availability of the power plant was partially limited, where starting from March 2025 the potential maximum capacity of each of the power plant’s generation units is limited to about 80% – 85%. In addition, maintenance work was performed in in the period of the report. These factors have a negative (and cumulative) impact on the availability of the power plant and, in turn, on tits results for the period of the report. For additional details – see Section H below. In the Company’s estimation, as at the approval date of the report, the process of clarification and repair of the defect is expected to be completed by the end of the second half of 2026.[15] For details – see Section 7.11.1 of Part A of the Periodic Report for 2024.

On the other hand, as stated in Section 7.11.1 of Part A of the Periodic Report for 2024, in the corresponding period last year the Rotem and Hadera power plants were shut down for various periods of time for purposes of planned maintenance work that had a negative impact on their results in the corresponding period last year.

2.
One‑time events – in the corresponding period last year, an amendment to the agreement was signed with Zomet’s construction contractor, in the framework of which, among other things, the construction contractor paid Zomet compensation, in the amount of about NIS 26 million (about $7 million) in respect of a loss of revenues caused to Zomet due to delay in the commercial operation date of the power plant. For additional details – see Note 26A(3) to the annual financial statements.

[15]
That stated constitutes “forward‑looking” information as it is defined in the Securities Law. Ultimately, there could be delays in completion of the required clarification and/or repairs beyond the said dates and/or other operation limitations could be caused, among other things, as a result of technical and operational factors, factors relating to the construction contractor, shipment of equipment and/or performance of work and, accordingly, could have an impact on the availability of the power plant, scope of the limitation of the capacity, as stated, and/or the duration of the repair.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the six months ended June 30, 2025 (in millions of NIS) (Cont.)

D.	Analysis of the change in EBITDA after proportionate consolidation – energy transition segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after proportionate consolidation in the energy transition segment in the period of the report compared with the corresponding period last year (in millions of NIS):

Energy margins and hedges – as detailed in Section 3.3K above, in the period of the report there was a significant increase in the electricity margins compared with the corresponding period last year and, accordingly, there was an increase of about NIS 158 million in the energy margins of the CPV Group (before the impact of the increase in the holdings of some of the power plants). The said increase in the energy margin was offset, in the amount of about NIS 60 million, due to realization of energy hedges at a lower profit than in the corresponding period last year.

Revenues from availability – most of the increase stems from an increase in the availability tariff in the PJM market starting from June 2025, as detailed in Section 3.3C above.

Operating expenses and operating availability – the increase in the operating expenses and the decrease in the operating availability derive mainly from performance of planned and unplanned maintenance at the Shore, Towantic and Valley power plants.

(*)
Reflects the impact of the increase in the holdings (in the fourth quarter of 2024 and in the beginning of the second quarter of 2025) in the Maryland and Short power plants on the EBITDA after proportionate consolidation in the period of the report. For details – see Note 24C to the annual financial statements and Note 9C(1) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the six months ended June 30, 2025 (in millions of NIS) (Cont.)

E.	Renewable energies segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after proportionate consolidation from activities in the renewable energy segment in the period of the report compared with the corresponding period last year (in millions of NIS):

Entry of a partner in CPV Renewable – as a result of completion of the investment transaction in the area of renewable energies in the U.S. in November 2024, starting from this date this segment’s data is calculated on the basis of a proportionate consolidation, where the share of the CPV Group is 66.7%. For additional details – see Note 23E to the annual financial statements.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the six months ended June 30, 2025 (in millions of NIS) (Cont.)

F.	Additional details regarding energy hedges and guaranteed capacity payments in the Energy Transition segment in the U.S.

As part of its policy for management of the exposures, the CPV Group is in the practice, from time to time, of entering into hedging agreements, which reduce the fluctuations in the electricity margins. In addition, the capacity revenues for the nominal capacity of the power plants running on natural gas are determined for certain future periods, as detailed in Section 3.3K above.

Set forth below is the scope of the hedging for the rest of 2025 and 2026 as at the date of the report16.

	July–December
	2025	2026

Expected generation (MWh)	5,898,000	11,816,000

Net scope of the hedged energy margin (% of the expected generation of the power plants) (*)	74%	**24%

Net hedged energy margin (millions of $)	≈ 85 (≈ NIS 306 million)	≈ 66 (≈ NIS 238 million)

Net hedged energy margin ($/MWh)	19.57	23.80

Net market prices of energy margin ($/MWh) (***)	14.50	14.70

*
Pursuant to the policy for hedging electricity margins as at the date of the report, in general the CPV Group seeks to hedge up to 50% of the scope of the expected generation. The actual hedge rate could ultimately be different.

**	As at the approval date of the report, the scope of the energy margins hedged for 2026 is about 36%.

***
The net energy margin is the energy margin (Spark Spread) plus/minus Power Basis less carbon tax (RGGI) and other variable costs. For details regarding the manner of calculation of the electricity margin (Spark Spread) – see Section 3.3K above. The market prices of the net energy margin are based on future contracts for electricity and natural gas.

16 The estimated percentages and the actual hedged energy margins could change due to new hedges and/or sales of capacity made or as a result of changes in market conditions or the hedging policy of the CPV Group. That stated in this Section with respect to the scope of the hedging, energy margin and availability receipts constitutes “forward‑looking” information as it is defined in the Securities Law, which may change due to, among other things, operating factors and availability of the power plant, market conditions, regulatory changes and/or occurrence of one or more of the risk factors as stated in Section 19 of Part A of the Periodic Report for 2024.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the six months ended June 30, 2025 (in millions of NIS) (Cont.)

F.	Additional details regarding energy hedges and guaranteed capacity payments in the Energy Transition segment in the U.S. (Cont.)

Set forth below is the scope of the secured capacity revenues for the rest of 2025 and 2026 as at the approval date of the report (after weighting of the results of the capacity auction in PJM in July 2025, as detailed in Section 3.3K above):

	July–December
	2025	2026

Scope of the secured capacity revenues (% of the power plant’s capacity)	97%	84%

Capacity receipts (millions of $)	≈ 71 (≈ NIS 256 million)	≈ 143 (≈ NIS 515 million)

G.	Net income and adjusted net income (in millions of NIS)

1.	Definitions

“Adjusted net income (loss)” – net income or loss in accordance with International Financial Reporting Standards (IFRS) plus or minus other expenses and income, non-recurring events, such as losses from impairment of value and reversals thereof and transactions that are not in the ordinary course of business. For details regarding the difference between the net income and the adjusted net income in 2023–2024 – see Section 2 below.

It is emphasized that the said adjusted net income or loss item in this report is not an item that is recognized under IFRS or other generally accepted accounting standards as an index for measuring financial performances and should not be considered as a substitute for income or loss or other terms provided pursuant to IFRS. It is possible that the Company’s definitions of adjusted income or loss are different than those used by other companies. Nonetheless, the Company believes that the adjusted income or loss provides useful information to management and investors by eliminating certain sections that management believes do not constitute an indication of the Company’s regular and ongoing business activities.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the six months ended June 30, 2025 (in millions of NIS) (Cont.)

G.	Net income and adjusted net income (in millions of NIS) (Cont.)

2.	Analysis of the change in net income and adjusted net income (in millions of NIS)

(1)
A loss from impairment in value of the investment in Gnrgy in the corresponding period last year, in the amount of about NIS 21 million, of which there was an impairment loss in Hadera 2, in the amount of about NIS 31 million, in light of the government’s decision to reject the plan.

(2)
Most of the increase stems from additional depreciation and financing expenses, in the amount of about NIS 85 million due to increase in the rate of holdings in the Shore and Maryland power plants in the fourth quarter of 2024 and the second quarter of 2025.

OPC Energy Ltd.
Report of the Board of Directors

4.	Analysis of the results of operations for the six months ended June 30, 2025 (in millions of NIS) (Cont.)

H.	Detail of generation

Set forth below is detail of the generation of the power plants in Israel and the U.S.:

Israel

		For the six months ended June 30, 2025				For the six months ended June 30, 2024
					Actual				Actual
		Potential	Net	Actual	calculated	Potential	Net	Actual	calculated
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)

Rotem	466	1,856	1,821	98.1%	99.4%	1,889	1,546	81.8%	89.7%
Hadera	144	508	468	92.1%	92.9%	528	436	82.5%	82.5%
Gat	75	307	265	86.2%	100.0%	311	293	94.2%	94.5%
Zomet*	396	1,573	129	8.2%	68.2%	1,638	279	17.0%	85.2%

(1)	The generation potential is the net generation capability adjusted for temperature and humidity.

(2)	The actual net generation in the period.

(3)	The actual generation percentage is the net electricity generated divided by the generation potential.

* For details – see Section 4C(1) above.

U.S.

		For the six months ended June 30, 2025				For the six months ended June 30, 2024
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)
	Energy transition projects (natural gas)

Shore	725	3,056	1,556	49.4%	82.6%	2,956	1,856	58.5%	91.8%
Maryland	745	3,132	2,190	68.2%	93.8%	2,985	1,744	54.0%	91.1%
Valley	720	2,928	2,608	85.4%	92.9%	2,989	2,613	85.3%	93.4%
Towantic*	805	2,564	2,144	59.7%	73.1%	3,222	2,671	73.8%	88.2%
Fairview	1,050	4,476	4,057	88.7%	95.5%	4,432	3,862	83.9%	91.7%
Three Rivers	1,258	4,694	2,847	53.9%	83.3%	4,869	2,938	55.2%	73.2%

(1)	The potential generation is the gross generation capability during the period after planned maintenance and less the electricity used for the power plant’s internal purposes.

(2)	The net generation of electricity is the gross generation during the period less the electricity used for the power plant’s internal purposes.

(3)	The actual generation percentage is the quantity of the net electricity generated in the facilities compared with the maximum quantity that can be generated in the period.

*
During the second quarter of 2025, planned maintenance was performed, as part of which a significant piece of equipment was replaced. As at the approval date of the report, the maintenance was completed and the power plant has returned to its normal activities.[17].

[17]	It is noted that in the usual course of things long maintenance periods (planned or unplanned) have a negative impact on the power plant’s results.

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended June 30, 2025 (in millions of NIS)

A.	Statement of income

	For the Three Months Ended
Section	June 30
	*2025	2024

Revenues from sales and provision of services (1)	701	673
Cost of sales and provision of services (without depreciation and amortization) (2)	(539)	(481)
Depreciation and amortization	(59)	(81)
Gross profit	103	111
Share in earnings of associated companies	74	14
Administrative and general expenses	(94)	(58)
Business development expenses	(3)	(10)
Other income (expenses), net	(5)	4
Operating income	75	61
Financing expenses, net	(72)	(88)
Income (loss) before taxes on income	3	(27)
Tax benefit	1	–
Net income (loss) for the period**	4	(27)

Attributable to:
The Company’s shareholders	5	(16)
Holders of non‑controlling interests	(1)	(11)

*
Commencing from November 2024, as a result of exit from the consolidation of CPV Renewable and transition to the equity method of accounting, the Company has discontinued consolidation in the consolidated financial statements of the results of the renewable energy segment in the U.S.

**	For an analysis of the change in the net income and a definition and analysis of the change in the adjusted net income – see Section 5G below.

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended June 30, 2025 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1)	Changes in revenues:

Revenues	For the Three		Board’s Explanations
	Months Ended
	June 30
	2025	2024
Revenues in Israel
Revenues from sale of energy to private customers	277	305
A decrease, in the amount of about NIS 19 million, stems from a decline in the consumption of customers, compared with the corresponding period last year, mainly due to the “Nation as a Lioness” mission and a decrease, in the amount of about NIS 9 million, deriving from the generation tariff component, compared with the corresponding period last year.

Revenues from sale of energy to the System Operator and to other suppliers	54	50
Revenues in respect of capacity payments	37	46	Most of the decrease stems from a decline in the availability of Zomet compared with the corresponding period last year. For additional details – see Section 4C above.
Revenues from sale of energy at cogeneration tariff	31	6
Revenues from sale of steam	16	13
Other revenues	–	16	The decrease stems from discontinuance of the consolidation of Gnrgy at the end of the second quarter of 2024.
Total revenues from sale of energy and others in Israel (without infrastructure services)	415	436
Revenues from private customers in respect of infrastructure services	134	106	The increase derives mainly from the increase in the average tariffs at a rate of about 40%.
Total revenues in Israel	549	542

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	–	69
The decrease stems from discontinuance of the consolidation of the renewable energies segment in November 2024 and transition to the equity method of accounting. For additional details – see Note 23E to the annual financial statements.

Revenues from sale of electricity (retail) activities and others	152	62	The increase stems mainly from an increase in the scope of the retail activities.
Total revenues in the U.S.	152	131

Total revenues	701	673

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended June 30, 2025 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization):

Cost of Sales and Provision of Services	For the Three Months Ended		Board’s Explanations
	June 30
	2025	2024
Cost of sales in Israel
Natural gas and diesel oil	161	177	Most of the decrease, in the amount of about NIS 13 million, stems from a decline in the consumption of customers mainly due to a decrease in the sales of Zomet to the System Operator.
Expenses in respect of acquisition of energy	60	58
Cost of transmission of gas	14	14
Salaries and related expenses	11	11
Operating expenses	30	29
Other expenses	–	13	The decrease stems from discontinuance of the consolidation of Gnrgy at the end of the second quarter of 2024.
Total cost of sales in Israel without infrastructure services	276	302
Expenses in respect of infrastructure services	134	106	For details – see the explanation of the change in the revenues in respect of infrastructure services.
Total cost of sales in Israel	410	408

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	–	26
The decrease stems from discontinuance of the consolidation of the renewable energies segment in November 2024 and transition to the equity method of accounting. For additional details – see Note 23E to the annual financial statements.

Cost of sales in respect of sale of electricity (Retail) and others	129	47	The increase stems mainly from an increase in the scope of the retail activities.
Total cost of sales and provision of services in the U.S.	129	73
Total cost of sales and provision of services	539	481

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended June 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service

EBITDA calculations in the consolidated statement, including EBITDA after proportionate consolidation (in millions of NIS):

	For the
	Three Months Ended
	June 30
	2025	2024

Revenues from sales and provision of services	701	673
Cost of sales and provision of services (without depreciation and
amortization)	(539)	(481)
Share in income of associated companies	74	14
Administrative and general expenses (without depreciation and amortization)	(90)	(54)
Business development expenses	(3)	(10)
Consolidated EBITDA	143	142
Elimination of the share in income of associated companies	(74)	(14)
Plus – Group’s share of the EBITDA after proportionate consolidation of
associated companies in the Energy Transition segment (1)	223	113
Plus – Group’s share of the EBITDA after proportionate consolidation of
the renewable energies segment in the U.S. (2) *	31	–
EBITDA after proportionate consolidation	323	241

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended June 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(1)
Calculation of the Group’s share in the EBITDA after proportionate consolidation, FFO and net cash flows after service of project debt of associated companies in the Energy Transition segment (in millions of NIS):

For the three months ended June 30, 2025	Fairview	Towantic	Maryland	Shore (1)	Valley	Three Rivers	Total

Rate of holdings of the CPV Group	25%	26%	75%	89%	50%	10%

Revenues from sales of energy	66	27	170	101	86	16	466
Cost of natural gas	28	12	57	43	35	9	184
Carbon emissions tax (RGGI)	–	5	28	13	17	–	63
Cost of sales – other expenses (without
depreciation and amortization)	1	1	6	3	1	–	12
Gain (loss) on realization of transactions
hedging the electricity margins	3	–	(10)	–	5	5	3
Net energy margin	40	9	69	42	38	12	210
Revenues from capacity payments	9	21	19	23	15	3	90
Other income	1	4	5	2	–	–	12
Gross profit	50	34	93	67	53	15	312
Fixed costs (without depreciation and
amortization) (2)	3	7	18	28	19	3	78
Administrative and general expenses
(without depreciation and amortization)	2	1	3	3	2	1	12
Income (loss) from revaluation of unrealized
hedging transactions	1	–	–	–	–	–	1
Group’s share in EBITDA after
proportionate consolidation in the
Energy Transition segment	46	26	72	36	32	11	223
Share in the Group’s FFO	28	8	50	(25)	3	5	69
Group’s share in the net cash flows after
service of the project debt (3)	13	14	25	(40)	(15)	4	1

(1)
At the Shore power plant – gas transmission costs (totaling in the second quarter of 2025 about NIS 13 million) are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

(2)
In general, in the transition seasons, maintenance work is performed at the power plants. In the second quarter of 2025, the fixed costs included expenses in respect of maintenance work performed at the Share and Maryland power plants, in the amount of about NIS 17 million and about NIS 6 million, respectively.

(3)
It is pointed out that the financing agreements of the CPV Group include arrangements for mechanisms of the “cash sweep” type, in the framework of which all or part of the free cash flows of the projects is designated for repayment of loan principal on a current basis along with a predetermined minimum repayment schedule relating to every long‑term loan. Accordingly, there could be an acceleration of execution of repayments upon occurrence of certain events and there are also restrictions on distributions to shareholders.

*
For details regarding transactions for acquisition of additional holdings in the Shore and Maryland power plants in the fourth quarter of 2024 and the second quarter of 2025 – see Note 24C to the annual financial statements and Note 9C(1) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended June 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(1)
Calculation of the Group’s share in the EBITDA after proportionate consolidation, FFO and net cash flows after service of project debt of associated companies in the Energy Transition segment (in millions of NIS): (Cont.)

For the three months ended June 30, 2024	Fairview	Towantic	Maryland	(1) Shore	Valley	Three Rivers	Total

Rate of holdings of the CPV Group	25%	26%	25%	38%	50%	10%

Revenues from sales of energy	44	32	36	33	66	12	223
Cost of natural gas	18	10	13	13	24	6	84
Carbon emissions tax (RGGI)	–	8	6	12	18	–	44
Cost of sales – other expenses (without
depreciation and amortization)	–	1	2	2	1	1	7
Gain (loss) on realization of transactions
hedging the electricity margins	4	(1)	1	1	4	2	11
Net energy margin	30	12	16	7	27	7	99
Revenues from capacity payments	4	28	3	5	15	1	56
Other income	1	1	2	2	–	1	7
Gross profit	35	41	21	14	42	9	162
Fixed costs (without depreciation and
amortization)	2	6	6	10	18	2	44
Administrative and general expenses
(without depreciation and amortization)	1	1	1	2	2	1	8
Gain (loss) from revaluation of unrealized
hedging transactions	3	2	–	(2)	–	–	3
Group’s share in proportionate adjusted
EBITDA of associated companies	35	36	14	–	22	6	113
Group’s share in FFO	26	26	–	–	(5)	2	49
Group’s share in net cash flows after service
of project debt	7	11	(2)	–	(6)	–	10

(1)
At the Shore power plant – gas transmission costs (totaling in the second quarter of 2024 about NIS 5 million) are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

(2)	Calculation of the Group’s share in EBITDA after proportionate consolidation of the renewable energies segment (in NIS millions):

For the three months ended
June 30, 2025

Revenues	52

Fixed costs (without depreciation and amortization)	(9)

Administrative and general	(6)

EBITDA from active projects	37

Business development and other costs	(5)

Share of the Group in EBITDA after proportionate
consolidation in the renewable energies segment in
the U.S.	32

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended June 30, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(3)
Set forth below is a breakdown of the EBITDA after proportionate consolidation data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) as well as FFO and cash flows after service of project debt data (in NIS millions):

Main projects in operation	Basis of	For the three months ended June 30, 2025			For the three months ended June 30, 2024
	presentation			Net cash			Net cash
	in the	EBITDA		flows	EBITDA		flows
	Company’s	after		after	after		after
	financial	proportionate		debt	proportionate		debt
	statements	consolidation	FFO	service	consolidation	FFO	service

Total operating projects in Israel and
accompanying business activities (1) (2)	Consolidated	131	33	23	123	14	(15)
Business development costs,
headquarters in Israel and other costs (2)	Consolidated	(4)	(27)	(37)	(7)	(5)	(5)
Total Israel		127	6	(14)	116	9	(20)

Total operating projects (4)	Associated	223	69	1	113	49	10
Other costs	Consolidated	(2)	(7)	(7)	(1)	(7)	(7)
Total energy transition in the U.S.		221	62	(6)	112	42	3
Total operating projects (4) (5)	Associated	37	30	16	40	23	13
Business development and other costs	Associated	(5)	(13)	(13)	(5)	(9)	(9)
Total renewable energy in the U.S.		32	17	3	35	14	4
Total activities as part of the “others”
segment (6)	Consolidated	2	2	2	(5)	(5)	(5)
Headquarters in the United States (7) (8)	Consolidated	(54)	8	8	(12)	3	3
Total United States		201	89	7	130	54	5

Company headquarters (not allocated
to the segments)	Consolidated	(5)	(21)	97	(5)	(25)	(25)

Total consolidated (9)		323	74	90	241	38	(40)

(1)	The accompanying business activities in Israel include mainly virtual supply activities through OPC Israel, and sale/purchase of natural gas, including with third parties through OPC Natural Gas.
(2)
In the second quarter of 2025, the financial data of the headquarters in Israel includes payments of interest and principal (if any) of the company credit in OPC Israel (which was used partly for early repayment of project financing in Zomet and Gat in August 2024) and taking out of company credit in OPC Israel, as described in Note 6A(1) to the Interim Statements. In the corresponding period last year, the financial data of the active projects in Israel includes payments of interest and principal of project credit in Zomet and Gat, which were repaid early, as stated, in the third quarter of 2024 (for additional details see – Note 14B(1) to the annual financial statements).

(3)	Not including intercompany activities between the Company, the headquarters in Israel and the subsidiaries in Israel.
(4)
For details regarding active projects in the Energy Transition segment in the U.S. – see Section 1 above and regarding calculation of the Group’s share in the EBITDA after proportionate consolidation of the Renewable Energies segment – see Section 2 above.

(5)
Due to completion of the transaction for investment in the area of renewable energies in the U.S. in November 2024, the data of this segment in the U.S. is calculated from this date on the basis of proportionate consolidation (instead of a full consolidation) where the share of the CPV Group is 66.7%.

(6)
Includes mainly business development and other costs in the area of initiation and development of high‑efficiency power plants running on natural gas, with future carbon capture potential, and the results of the retail activities in the U.S.

(7)
After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 9 million and about NIS 8 million for the three months ended June 30, 2025 and 2024, respectively.

(8)
Most of the change in the second quarter of 2025 compared with the corresponding quarter last year, in the amount of about NIS 38 million relates mainly to changes in the fair value of a profit participation plan for employees of the CPV Group. For details – see Note 6G to the Interim Statements.

(9)	In the second quarter of 2025, the consolidated FFO without adjustments for changes in the working capital was about NIS 191 million (in the corresponding period last year – about NIS 119 million).

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended June 30, 2025 (in millions of NIS) (Cont.)

C.	Analysis of the change in EBITDA – Israel segment

Set forth below is an analysis of the change in EBITDA in Israel in the second quarter compared with the corresponding quarter last year (in NIS millions):

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended June 30, 2025 (in millions of NIS) (Cont.)

D.	Analysis of the change in EBITDA after proportionate consolidation – energy transition segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after proportionate consolidation in the energy transition segment in the second quarter of the report compared with the corresponding quarter last year (in millions of NIS):

Energy margins – as detailed in Section 3.3K above, in the period of the report there was a significant increase in the electricity margins compared with the corresponding period last year and, accordingly, there was an increase of about NIS 52 million in the energy margins of the CPV Group (without the impact of the increase in the holdings of some of the power plants).

Operating expenses and operating availability – the increase in the operating expenses and the decline in the operating availability derive mainly from performance of planned and unplanned maintenance at the Shore, Towantic and Valley power plants in the transition systems.

Capacity revenues – most of the increase stems from an increase in the capacity tariff in the PJM market starting from June 2025, as detailed in Section 3.3M above. This increase was partly offset by a decrease in the capacity tariff, starting from June 2025 – this being as a result of conclusion of the fixed period (of seven years) wherein the capacity tariff was fixed in advance from Towantic’s operation date. For details – see Section 3.3M above.

(*)
Reflects the impact of the increase in the holdings which was completed in the fourth quarter of 2024 and in the beginning of the second quarter of 2025 in the Maryland and Shore power plants on the EBITDA after proportionate consolidation in the period of the report. For details – see Note 24C to the annual financial statements and Note 9C(1) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended June 30, 2025 (in millions of NIS) (Cont.)

E.	Renewable energies segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after proportionate consolidation from activities in the renewable energy segment in the second quarter of the report compared with the corresponding quarter last year (in millions of NIS):

Entry of a partner in CPV Renewable – as a result of completion of the investment transaction in the area of renewable energies in the U.S. in November 2024, starting from this date this segment’s data is calculated on the basis of a proportionate consolidation, where the share of the CPV Group is 66.7%. For additional details – see Note 23E to the annual financial statements.

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the three months ended June 30, 2025 (in millions of NIS) (Cont.)

F.	Net income and adjusted net income (in millions of NIS)

Analysis of the change in net income and adjusted net income (in millions of NIS)

(1)
Most of the increase stems from additional depreciation and financing expenses, in the amount of about NIS 50 million, due to increase in the rate of holdings in the Shore and Maryland power plants in the fourth quarter of 2024 and in the beginning of the second quarter of 2025.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects

A.	Projects under construction and in development in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[18]:

1.	Main details with reference to construction projects in Israel (the data presented in the table below is in respect of 100% for each project):

Power					Date/			Total
plants/					expectation		Total	construction
facilities					of the start		expected	cost as at
for					of the	Main	construction	June 30,
generation		Capacity			commercial	customer/	cost	2025
of energy	Status	(megawatts)	Location	Technology	operation	consumer	(NIS millions)	(NIS millions)

OPC Sorek 2 Ltd. (“Sorek 2”)	Under construction	≈ 87	On the premises of the Sorek B seawater desalination facility	Powered by natural gas, cogeneration	Second half of 2025[19]	Yard consumers and the System Operator	[20]≈ 220	≈ 200

18 That stated in connection with projects that have not yet reached operation, including with reference to the expected operation date, the technologies, capacity and/or the anticipated cost of the investment, is “forward‑looking” information, as it is defined in the Securities Law, which is based on, among other things, the Company’s estimates as at the approval date of the report and regarding which there is no certainty it will be realized (in whole or in part). Completion of the said projects (or any one of them) may not occur or may occur in a manner different than that stated above, among other things due to dependency on various factors, including those that are not under the Company’s control, including assurance of connection to the network and output of electricity from the project sites and/or connection to the infrastructures (including gas infrastructures), receipt of permits, completion of planning processes and licensing, completion of construction work, final costs in respect of development, construction, equipment and acquisition of rights in land, the proper functioning of the equipment, force majeure events and/or the terms of undertakings with main suppliers (including lenders), and there is no certainty they will be fulfilled, the manner of their fulfillment, the extent of their impact or what their final terms will be. Ultimately technical, operational or other delays and/or breakdowns and/or an increase in expenses and/or other changes could be caused, this being as a result of, among other things, factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risks (including force majeure events and the War and its impacts), regulatory, licensing or planning risks, macro‑economic changes, delays in receipt of permits or assurance of connection to the networks and infrastructures, delays and increased costs due relating to the supply chain and changes in raw‑material prices and etc. For additional details regarding risk factors – see Section 19 of Section A of the Periodic Report for 2024. It is further clarified that delays in completion of the above‑mentioned projects beyond the date originally planned for this could impact the ability of the Company and the Group companies to comply with their obligations to third parties (including under guarantees provided), including authorities, conditions of permits, lenders, yard consumers, customers and others, in connection with the projects, and cause a charge for additional costs, payment of compensation or starting of proceedings (including under guarantees provided).
19 It is noted that a delay in the commercial operation on the part of Sorek 2 beyond the original contractual date, which is not considered a justified delay as defined in the project agreements, could trigger payment of monthly compensation at a limited graduated rate (taking into account the length of the delay, where a delay after full utilization of the compensation ceiling could give rise to a cancellation right). It is clarified that in the initial delay period, the amount of the compensation for an unjustified delay is not material. The construction work, its completion, the commercial operation date and the costs involved with the construction are adversely impacted by the War and/or its impacts, including in the period of the report and due to the “Nation as a Lioness” mission”. As at the date of the report, the financial closing for the project had been completed, however completion of the construction and operation of the Sorek 2 generation facility are subject to fulfillment of conditions and factors that have not yet been fulfilled, and to operational or technical factors that relate to completion of the construction and the work on the project’s site, which are impacted by, among other things, the defense (security) situation in Israel and the disruptions regarding arrival of work teams and equipment in Israel due to the war. It is noted that in the position of the construction contractor and the equipment supplier is that the security situation in Israel constitutes force majeure. In this regard, it is noted that Sorek 2 approached and notified IDE and the State of Israel that delays in the timetables on the part of the contractor and regarding completion of the construction by it are expected, as a result of that stated, and it submitted a request for recognition of expenses due to a force majeure event, when it is noted that there is no certainty regarding the results of the approach by Sorek 2. It is emphasized that ultimately, the date expected for completion of the construction and commencement of the operation, as shown in the table, could be delayed even beyond that shown in the table, as a result of, among other things, a delay (including construction of the desalination facility) of the construction work, connection to the grid and operation of the equipment and infrastructures, delays in receipt of the required permits all of which had not yet been received at the approval date of the report, disruptions in arrival of equipment and experts, force majeure events, and occurrence of risk factors to which the Company is exposed, including delays relating to the War or its consequences. Such delays could involve an increase in the project costs (beyond the expected cost indicated above) and/or could constitute non‑compliance with liabilities to third parties. As stated in Section 7.15.1.2 to Part A of the Periodic Report for 2024.
20 Not including a charge for headquarters costs and financing for the Company and the headquarters in Israel.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

A.	Projects under construction and in development in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[18]: (Cont.)

2.
Set forth below is a description of the main developments regarding projects in the advanced and initial development stages in Israel. For additional details – see Section 6A(2) to the Report of the Board of Directors for 2024[21].

–
Intel project and Ramat Beka project – further to that stated in Section 6A(2) to the Report of the Board of Directors for 2024 regarding the Intel and Ramat Beka projects, in March 2025, government authorization was received for advancement of the plans on the National Infrastructures Board. In addition, further to that stated in Section 3.2F above, in May 2025 the market regulation was published that is expected to apply to the Ramat Beka project, the provisions of which should permit a significant increase of the scope of the energy in the project. Further to that stated in Section 6A(2) of the Report of the Board of Directors for 2024, the planned scope of the project is for a capacity of about 505 megawatts and storage capacity of 2,760 megawatts per hour, and accordingly the estimate of the cost of the project is NIS 4.0 to 4.2 billion. Nonetheless, in light of the provisions of the regulation, as stated, the Company is making technical feasibility studies along with economic optimization regarding the possibility of increasing the scope of the project’s storage up to 3,500 megawatts per hour, and to the extent such increase is made, the estimated cost of the project is expected to be about NIS 4.8 billion. For details regarding the decision of the Taxes Authority to reject the appeal filed by the Company of the Purchas Tax assessment received in respect of part of the areas of the Ramat Beka project – see Note 7B to the Interim Statements.

–
Hadera 2 project[22] – further to that stated in Section 6A(2) to the Report of the Board of Directors for 2024, regarding the government’s decision to reject National Infrastructures Plan 20B (NIP 20B) that is being advanced by Hadera 2 for construction of a power plant on land located adjacent to the Hadera power plant (“the Plan”), and further to that stated in Section 5A(2) of the Report of the Board of Directors for the first quarter of 2025 regarding the appeal to the High Court of Justice filed by Hadera 2 against the said rejection, as part of an additional hearing held by the government on August 10, 2025 it was decided to approve the plant. Further to this, Hadera 2 is making preparations to act to construct a power plant powered by natural gas with an estimated capacity of about 850 megawatts (“the Project”23) as part of the update to the arrangement for conventional generation units, as detailed in Section 3.3E above (“the Arrangement”).

As an initial preliminary estimate as at the date of the report, the estimated cost of construction of the Project (if constructed) is NIS 4.5 – 5 billion. The construction date of the Project is expected to be between June 2026 and June 2027, based on the Arrangement.

For additional details regarding the Project and examination of the impacts of approval of the Plan on the possibility (including the timing) of cancellation of the provision for an impairment loss recorded in respect thereof – see Sections 7.3.13.4 and 7.12.2 of Part A of the Periodic Report for 2024, Section 6A(2) to the Report of the Board of Directors for 2024 and Note 9B to the Interim Statements.

21 The information regarding projects in the advanced and initial development stages in Israel constitutes “forward‑looking” information as it is defined in the Securities Law. The ultimate execution of the development projects (in whole or in part) might not materialize and/or could be delayed – this being as a result of, among other things, non‑fulfillment of the conditions and circumstances required or that are appropriate for their execution, the defense situation in Israel and other factors.
22 Construction of the Project in accordance with that stated, application of the Arrangement to the Project, the start date of construction of the Project, the Project’s said capacity and characteristics and/or the estimate of its projected construction cost, includes “forward‑looking” information as it is defined in the Securities Law, which is based on the Company’s intentions and estimates as at the approval date of the report, and there is no certainty it will be realized. Execution of the Project pursuant to that stated (or at all) is subject to existence of various conditions (including factors that are not under the Company’s control), including the Project’s compliance with the quota stipulated in the Arrangement on the relevant dates, assurance of signing main agreements for the Project (such as, construction, equipment, gas and financing agreements) on appropriate conditions and dates, receipt of regulatory approvals, completion of surveys and permit processes, connection and licensing, completion of the rest of the processes noted above, existence of suitable market conditions, assurance of equipment and construction costs and non‑occurrence of one or more the risk factors the Company is exposed to as stated in Section 19 of Part A of the Periodic Report for 2024. As at the approval date of the report, such conditions have not yet been fulfilled and there is no certainty regarding their fulfillment or the date thereof and, accordingly, as at the approval date of the report, there is no certainty the Project will ultimately be executed.
23 It is noted that the Project will be constructed through use of the best available technology and, in addition, the existing energy center located alongside the Hadera power plant (including the smokestack) will be dismantled. Also, Hadera 2 will execute an environmental project in joint cooperation with the relevant parties and in accordance with law up to operation of the power plant (if constructed).

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

A.	Projects under construction and in development in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[18]: (Cont.)

2.	(Cont.)

–
List of solar and storage projects – the Company has signed agreements with holders of rights in lands (communities located in the periphery – kibbutzim and joint communities) that hold rights in potential land sites for solar projects with integrated storage. For details regarding the main characteristics of the said undertakings – see Section 7.3.13.2 of Part A of the Periodic Report for 2024, as at the approval date of the report, agreements had been signed for construction of solar facilities estimated at a cumulative about 0.4 gigawatts and about 1.8 gigawatts per hour of storage. In August 2025, the government’s consent was received for advancement of a plan estimated at about 0.15 gigawatts and about 0.75 gigawatts per hour of storage by the National Infrastructures Planning Board.

–
Development of natural gas project as part of an undertaking with Migdal – further to the government’s decision regarding “Advancement of the Energy Security of the Israeli Electricity Sector”[24] (“Decision 2282”), as at the approval date of the report, OPC Israel signed an agreement with companies in the Migdal Insurance Company Ltd. Group (“Migdal”), which as at the date of the report is an interested party in the Company by force of its holdings, for establishment of a limited partnership that will be held by OPC Israel and Migdal at the rates of 51% and 49%, respectively (“the Partnership”), which will take action to develop, construct and operate power plants powered by natural gas in a region that was defined in Decision 2282, and in particular on the option lands as they are defined below (“The Agreed Region”, “The Projects” and “The Partnership Agreement”, as applicable). OPC Israel will hold (indirectly) all the rights in the General Partner. Pursuant to the Partnership Agreement, OPC Israel will be given preference with respect to acquisition of the electricity generated in the Projects based on the conditions determined. In addition, arrangements were provided in connection with investment of shareholders’ equity to cover the development and construction expenses, and in connection with activities in the Agreed Region and preference to Migdal regarding participation in an additional project, that is not in the Agreed Region – all of this on the conditions determined.

Moreover, the Partnership Agreement provides arrangements regarding management fees and initiation fees, customary limitations on transfer of rights in the Partnership, decisions that require a special majority, information rights, etc.

It was also provided that under certain circumstances, each of the parties (as applicable, will have, including under certain circumstances of entry of an investor into OPC Israel) the right to convert the share of Migdal in the Partnership to holdings in OPC Israel and subject to certain conditions and limitations.

It is noted that the Partnership Agreement is contingent on a precondition requiring receipt of required authorizations within a period and on conditions agreed to between the parties. Subject to fulfillment of the precondition, an option agreement of the Partnership with Migdal is to be signed for lease of land (in which Migdal holds the rights) it owns in the Agreed Region that has potential for construction of a power plant powered by natural gas (“the Option Lands”). The option is for a cumulative period of 9 years, with early cancellation rights under the circumstances determined. Exercise of the option and transfer of the holding are contingent on fulfillment of certain conditions, including conditions contingent on third parties. If the option is exercised, a lease agreement will be signed for a period that corresponds to the lease period of the land from Israel Lands Authority.

It is clarified that development of the Project on the Option Lands is in the preliminary stages and the approvals required for development of the Project on Option Lands have not yet been received, and there is no certainty that the precondition for the undertaking will be fulfilled, and various actions, approvals and consents (including consent of the government) will be executed and/or received (in whole or in part), or regarding the period estimated for their completion (if completed). In addition, development of the Project is impacted by, among other things, various conditions regarding which there is no certainty they will be fulfilled, including conditions relating to the designated land and the rate of development of competing projects in the Agreed Region. If the precondition for the Partnership Agreement is fulfilled, development of the project and its construction are subject to non‑occurrence of various risk factors to which the Company is exposed (including development and construction risks), as stated in Section 8.21.9 to Part A of Periodic Report for 2024. Accordingly, as at the approval date of the report, there is no certainty regarding the actual execution of the undertaking with Migdal, as stated above, and/or the Project.

24 For additional details regarding Government Decision 2282 – see Section 7.2.10 of Part A of the Company’s Periodic Report for 2024.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.	Construction and development projects in the U.S. (the data presented in the table below is in respect of 100% for each project)[25]:

1.
Main details regarding construction projects in the area of renewable energy using solar and wind technologies in the U.S. (all projects in the renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.62% by the Company)).

25 Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on June 30, 2025 – $1 = NIS 3.372.
   The information presented below regarding projects under construction and development, including with respect to the expected commercial structure, the projected commercial operation date, the expected construction cost, an undertaking with a tax partner and/or the expected results of the activities for the first full calendar year (revenues, EBITDA, investments of the tax partner and cash flows after the tax partner) includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, estimates of the CPV Group as at the approval date of the report, the realization of which is not certain, and which might not be realized due to factors, such as: regulatory changes or legislative changes (including changes impacting main suppliers of the projects and/or import of equipment and including regulatory/legislative changes in the area of energy or import tariffs due to changes in the government’s policies), delays in receipt of permits, an increase in the construction costs, delays in execution of the construction work and/or technical or operational malfunctions, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, an increase in costs due to the commercial conditions in the agreements with main suppliers (such as equipment suppliers and contractors), problems signing an investment agreement with a Tax Equity Partner regarding part of the cost of the project and utilization of the tax benefits (if relevant), problems signing commercial agreements sale for of the potential revenues from the project, terms of the commercial agreements, conditions of the energy market, an increase in the financing expenses, unforeseen expenses, macro‑economic changes, weather events, delays and an increase in costs related to the supply chain, transport and an increase in raw‑material prices, etc. Completion of the projects in accordance with the said estimates is subject to the fulfillment of conditions which as at the approval date of the report had not yet been fulfilled (fully or partly) and, therefore, there is no certainty they will be completed in accordance with that stated. Construction delays could even impact the ability to comply with liabilities of the project and the CPV Group to third parties in connection with the projects (including based on guarantees provided in favor of those third parties). For details regarding regulatory changes and changes in the government’s policies – see Section 8.1.2.2 of Part A of the Periodic Report for 2024.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.	Construction and development projects in the U.S. (the data presented in the table below is in respect of 100% for each project)[25]: (Cont.)

1.
Main details regarding construction projects in the area of renewable energy using solar and wind technologies in the U.S. (including projects in the renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.62% by the Company). (Cont.)

Total
						expected construction		Total construction	Expectation for a first full calendar year
						cost net		cost	in the period of the PPA agreements
					Regulated	for 100%		as at			Cash flows
			Expected		market	of the	Tax	June 30,			after tax
			commercial		after	project	equity	2025	Revenues	EBITDA	partner
	Capacity		operation	Commercial	the PPA	(NIS	(NIS	(NIS	(NIS	(NIS	(NIS
Project	(megawatts)	Location	date	structure	period	millions)	millions)	millions)	millions)	millions)	millions)

CPV Backbone[26] Solar, LLC (“Backbone”)	179 MWdc	Maryland	Second half of 2025	Long-term PPA[27] (including green certificates)	PJM + MD SRECs	≈ 1,099 (≈ $326 million)	≈ 405 (≈ $120 million)[28]	≈ 934 (≈ $277 million)	≈ 68 (≈ $19 million)	≈ 47 (≈ $13 million)	≈ 39 (≈ $11 million)

26 Expansion of the project with a scope of about 36 MWdc which, as at the approval date of the report, is in the advanced development stage and is included in the table of the list of awaiting projects in Section 3 below, is expected to commence construction by the end of 2025 with an expected construction cost of about $55 million. That stated in connection with expansion of the project, the construction date and the estimated construction costs constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized and that is subject to certain agreements and actions, the project’s compliance with regulatory conditions and non‑occurrence of risk factors. In addition, the entitlement of the project to tax benefits is subject to completion of the construction (if completed) no later than the end of 2026 and construction risks as stated in Section 19 of Part A of the Periodic Report for 2024. Accordingly, there is no certainty regarding the execution of the project
27 The project has signed an agreement with a global e‑commerce company for a period of 10 years from the start of the commercial operation, for supply of 82% of the electricity expected to be generated by the project in the said period, and sale of solar renewable energy certificates, which is valid up to 2035. The balance of the project’s capacity (18%) will be used for supply to active customers, retail supply of electricity of the CPV Group or for sale in the market.
28 In October 2024, the CPV Group signed an agreement with a tax partner in the ITC (Investment Tax Credit) format, where pursuant to the agreement the investment of the tax partner in the project will be partly (about 20%) on the mechanical completion date, and the balance (about 80%) will be paid on the commercial operation date.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.	Construction and development projects in the U.S. (the data presented in the table below is in respect of 100% for each project)[25]: (Cont.)

1.
Main details regarding construction projects in the area of renewable energy using solar and wind technologies in the U.S. (including projects in the renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.62% by the Company). (Cont.)

						Total expected		Total	Expectation for a first full calendar year
						construction cost net		construction cost	in the period of the PPA agreements
					Regulated	for 100%		as at			Cash flows
			Expected		market	of the	Tax	June 30,			after tax
			commercial		after	project	equity	2025	Revenues	EBITDA	partner
	Capacity		operation	Commercial	the PPA	(NIS	(NIS	(NIS	(NIS	(NIS	(NIS
Project	(megawatts)	Location	date	structure	period	millions)	millions)	millions)	millions)	millions)	millions)

CPV Rogue’s Wind, LLC (“Rogues”)	114	Pennsylvania	First half of 2026	Long-term PPA[29] (including green certificates)	PJM MAAC	≈ 1,231 (≈ $365 million)	≈ 540 (≈ $160 million)[30]	≈ 738 (≈ $219 million)	≈ 89 (≈ $25 million)	≈ 69 (≈ $19 million)	≈ 57 (≈ $16 million)

29 In April 2021, the project signed an agreement for sale of all the electricity and the environmental consideration (including Renewable Energy Certificates (RECs), benefits relating to availability and accompanying services), the terms of which were improved in 2024. The agreement was signed for a period of 10 years starting from the commercial operation date. The CPV Group has provided collateral for assurance of its obligations under the agreement, which includes execution of certain payments to the other party if certain milestones (including the commencement date of the activities) in the project are not completed in accordance with the timetable determined.
30 The project is located on a former coal mine and, therefore, it is expected to be entitled to enlarged tax benefits of 40% in accordance with the IRA Law. The CPV Group is taking action to sign an agreement with a tax partner (Equity Tax) in an ITC format in respect of about 40% of the cost of the project and use of the tax credits that are available to the project (subject to appropriate regulatory arrangements) up to the end of the third quarter of 2025, on conditions that are customary for agreements of this type, including provision of a guarantee by the CPV Group for certain liabilities. That stated regarding the intention of the CPV Group to sign an agreement with a tax partner (equity tax) and the timing thereof, including the scope thereof and/or the scope of the tax benefits, includes “forward‑looking” information as it is defined in the Securities Law, which is based on estimates and intentions of the CPV Group proximate to the approval date of the report and regarding which there is no certainty they will materialize (in whole or in part). The said estimates might not materialize or might change due to a range of circumstances, including changes in the provisions of the law or the applicable benefits, the final terms of the agreement with the tax partner, and/or factors as stated in footnote 25 above.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.	Construction and development projects in the U.S. (the data presented in the table below is in respect of 100% for each project)[25]: (Cont.)

2.
Main details relating to a natural gas project with carbon capture potential, Basin Ranch (held at the rate of 70% by the CPV Group that is held at the rate of 70.62% by the Company), the construction of which, as at the approval date of the report, had not yet started[31]:

Expectation for the first
full year of operation
			Expected			Total	Total		Cash flows
			start			expected	expected		after
			date of	Expected	Regulated	construction	senior		service of
	Capacity		construction	commercial	market	cost	financing		senior
Project	(MW)	Location	(1)	structure	(2)	(3)	(4)	EBITDA	debt

CPV Basin Ranch Holdings, LLC (“Basin Ranch”)	1,350	Ward County, Texas	Second half of 2025
Sale of electricity in the ERCOT market (energy only), where the project is expected to sign commercial agreements to hedge about 75% of the power plant’s capacity for a period of 7 years from the commercial operation date[32]
					ERCOT - West	NIS 6.1-6.7 billion ($1.8-2.0 billion)	≈ NIS 3.7 billion (≈ $1.1 billion)	≈ NIS 1.0 billion (≈ $0.275 billion)	≈ NIS 0.9 billion (≈ $0.25 billion)

(1)
Subject to completion of all development processes, signing of all the required agreements, as detailed below, including signing of a loan agreement with TEF, and an investment decision for the project, commencement of its construction is expected to take place in the coming months and no later than the end of 2025.

Subject to completion of the construction as planned, the CPV Group estimates that the project’s commercial operation will take place in 2029.

(2)
The project is expected to operate in the ERCOT market (for details – see Section 3.3N above and Section 8.1.2.2(D) of Part A of the Periodic Report for 2024), and the Immediate Report published on June 9, 2025 (Reference No.: 2025‑01‑041243).

(3)
As at the approval date of the report, the CPV Group had completed receipt of the permits required in order to start construction of the project and signed a network connection agreement. In addition, as at the approval date of the report, the CPV Group is advancing various pre‑construction work relating to the project, and in this framework it is taking action to complete significant undertakings in connection with the construction (such as EPC agreement), where in order to cope with global pressures relating to supply of equipment to the power plants, the CPV Group signed an agreement with the equipment supplier that is a partner in the project (GE Vernova) for acquisition of the main equipment for generation of electricity, in particular two gas turbines using Class H technology for the project. The said equipment agreement includes, among other things, the dates and conditions for supply and payment, the manufacturer’s warranty and specifications with respect to the equipment, and it permits cancellation of the agreement up to the end of December 2025 with no additional compensation beyond the amounts paid up to the cancellation date. In the estimation of the CPV Group, to the extent the project does not reach a financial closing by the end of November 2025, the scope of the payments in respect of the project (including for the equipment agreement) from the approval date of the report up to the end of November 2025, as stated, are expected to amount to a sum of up to about $60 million[33].

31 The information presented below, including regarding the expected commercial structure, date of commercial operation, construction cost, total senior financing and/or results of the activities for the first full calendar year (EBITDA, cash flows after service of senior debt), constitutes “forward‑looking” information as it is defined in the Securities Law regarding which there is no certainty it will be realized (fully or partly), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, the estimates of the CPV Group as at the approval date of the report, regarding which there is no certainty they will materialize, and which might not materialize due to factors as stated in footnote 25 above and below.
32As at the approval date of the report, hedging of the exposure to market prices is expected by means of: gas agreements of the Netback type (which includes a pricing mechanism whereby the gas price paid by the generator of the electricity derives from the electricity price) and agreements for sale of electricity at a fixed price. In addition, as at the approval date of the report, some of the agreements had been signed and some of them are ready for signature – and all of this is subject to completion of the project’s financial closing.
33 As at the approval date of the report, there is no certainty regarding completion of the project’s development processes and signing of all the detailed agreements as well as the other conditions required for purposes of execution of the project, its connection to the network or its construction, which have not yet been fulfilled as at the approval date of the report and there is no certainty they will ultimately be fulfilled, the date of their fulfillment or their final terms, which could be different, even significantly, than that stated (if fulfilled).

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.	Construction and development projects in the U.S. (the data presented in the table below is in respect of 100% for each project)[25]: (Cont.)

2.
Main details relating to a natural gas project with carbon capture potential, Basin Ranch (held at the rate of 70% by the CPV Group that is held at the rate of 70.62% by the Company), the construction of which, as at the date of the report, had not yet started[31]: (Cont.)

(4)
The project was chosen by the Texas Energy Fund (“TEF”) to advance to the stage of due diligence examinations for receipt of a subsidized loan, in the amount of about $1.1 billion, for a combined cycle power plant, for a period of about 20 years, bearing fixed interest of 3% and principal repayments that begin at the end of 3 years from the commercial operation date – this being of the condition that its construction begins before the end of the 2025. As at the date of the report, the CPV Group is carrying on advanced negotiations with TEF relating to the loan agreements and formulation of their final terms. Pursuant to the expected terms of the TEF loan, most of the shareholders’ equity required for the project is expected to be provided on the project’s financial closing date (or proximate thereto), in cash and/or by means of a relevant bank guarantee.

(5)
The Company intends to finance the share of the CPV Group in the shareholders’ equity required for the project[34], which as at the approval date of the report is estimated at about $480–$530 million), out of the total shareholders’ equity required for construction of the project, out of the cash proceeds of an equity issuance completed in June 2025, as detailed in Note 6D to the financial statements, and taking out of bank financing by the CPV Group from Bank Leumi L’Israel Ltd. (“the Lender”), in the amount of about NIS 1 billion (about $300 million), subject to completion of the negotiations[35]. It is noted that as at the approval date of the financial statements, the CPV Group is carrying on advanced negotiations with the Lender on the basis of a non‑binding document of principles in connection with granting of the loan (“the Document of Principles”). For additional details regarding the highlights of the Document of Principles – see the Company’s Immediate Report published on June 9, 2025 (Reference No.: 2025‑01‑041243).

34 For additional details regarding the additional limited partners in the CPV Group – see Section 14.2.2 of Part A of the Periodic Report for 2024 and Note 23A(3) to the annual financial statements. Along with the preparations of the Company and the CPV Group for provision of the full amount of the required shareholders’ equity to the CPV Group for purposes of construction of the project, as stated above, the Company is taking action with the said limited partners with respect to the scope of their participation (to the extent they will participate) in provision of their share in the shareholders’ equity for the project, pursuant to the partnership agreement between the parties. It is clarified that as at the approval date of the report, the said process of provision of the share of the limited partners in the investment had not yet been completed, and there is no certainty regarding the conditions and the results thereof or its ultimate completion.
35 This being in place of a private raising of capital in the CPV Group, as stated in the Company’s Immediate Report dated June 9, 2025. The Company and the CPV Group might re‑examine possibilities for raising private capital in the CPV Group (including entry of a partner in CPV), among other things, in favor of advancing the list of projects of the CPV Group that are in the development stage – this being taking into account the timetables, circumstances (such as, the level of readiness and the scope of the equity required) and the relevant market conditions. Raising of private equity as stated, if ultimately considered, involves extended processes (including, among others, formulating an optimal capital‑raising structure, locating a relevant investor, completion of negotiations for formulating agreed transaction conditions, due diligence examinations and consents of third parties). It is clarified that as at the approval date of the report, the said conditions for raising capital in the CPV Group had not yet come to fruition, and there is no certainty regarding consideration and execution of raising equity in the future, including the timing thereof.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.	Construction and development projects in the U.S. (the data presented in the table below is in respect of 100% for each project)[25]: (Cont.)

2.
Main details relating to a natural gas project with carbon capture potential, Basin Ranch (held at the rate of 70% by the CPV Group that is held at the rate of 70.62% by the Company), the construction of which, as at the date of the report, had not yet started[31]: (Cont.)

(5)	(Cont.)

Signing of a binding financing agreement, which as noted is in the stage of negotiations, is subject to preconditions that had not yet been fulfilled as at the approval date of the report, including, signing of all the project agreements required for the project’s financial closing, signing of the TEF loan in an amount that is not less than a certain rate of the project’s total costs, signing of an agreement for receipt of accompanying credit frameworks for the project (second lien ancillary facilities), provision of the full amount of the shareholders’ equity including the difference between the amount of the loan and the amount of the shareholders’ equity required from the CPV Group (in cash and/or by means of provision of relevant bank guarantees)36.

It is noted that as at the approval date of the report, there is no certainty regarding completion of the project’s development processes, signing of all the agreements detailed above, receipt of the loan from TEF and the loan from Bank Leumi, provision of the shareholders’ equity by the partner and the other conditions required for purposes of execution of the project or its construction, which had not yet been fulfilled as at the approval date of the report and there is no certainty they will ultimately be fulfilled or the timing thereof. It is clarified that construction of the project and operation thereof are subject to various risk factors that characterize projects in the Energy Transition area (including construction risks, operating risks (including breakdowns or extreme weather/nature events), commercial and/or regulatory risks (including by force of legislation, regulation and/or ERCOT requirements)). For additional details – see Section 8.21 of Part A of the Periodic Report for 2024, and the Company’s Immediate Report published on June 9, 2025 (Reference No.: 2025‑01‑041243)

36 As at the approval date of the report, signing of the financing agreement and its final terms are subject to, among other things, completion of legal and financial due diligence examinations by the bank, including examination of the terms of the financing that will be received (if received) as part of the TEF loan, the bank’s decision regarding granting of the financing, formulation of consents regarding the binding conditions, compliance with timetables provided (and/or that will be agreed to) for completion of the undertaking in the financing agreement and receipt of the corporate approvals for the undertaking. As at the date of this report, the parties are carrying negotiations, where a decision to sign the agreement is subject to, among other things (in addition to that stated above), the market conditions, advancement of the project’s development (including signing of the main undertakings) and organization discretion of the Lender, the CPV Group and the Company and, accordingly, there is no certainty regarding signing of the financing agreement, its final conditions or granting of the loan thereunder, if it is ultimately signed. It is clarified that that stated above in connection with the undertaking in a binding financing agreement, its final conditions and actual withdrawal of the loan (including the date thereof), includes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized that might be realized in a manner differently than expected, including due to factors that are not dependent on the Company, including, completion of the required examinations and approvals as stated above, change in the commercial or financing conditions, non‑fulfillment of any of the preconditions, completion of the due diligence examinations and approval of the financing entities and other parties.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.	Construction and development projects in the U.S. (the data presented in the table below is in respect of 100% for each project)[25]: (Cont.)

3.	Main details regarding development projects in the U.S.

Set forth below is a summary of the scope of the development projects (in megawatts) in the United States as at the approval date of the report37.

	Advanced	Preliminary
Renewable energy	development[38]	development	Total

PJM market
Solar (2)	40	1,330	1,370
Wind	–	150	150
Total PJM market (1)	40	1,480	1,520

Other markets
Solar (2)	240	1,050	1,290
Wind	–	1,200	1,200
Total other markets	240	2,250	2,490

Total renewable energy	280	3,730	4,010

Share of the CPV Group (66.67%)	185	2,500	2,685

37 The information presented in the report regarding the backlog of development projects of the CPV Group, including with respect to the scope of the backlog, status of the projects and/or their characteristics (capacity, technology, integration possibilities with carbon capture potential, expected construction date, etc.), and assessments regarding entitlement to benefits and/or potential compliance with the safe harbor rules, constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or how it will be realized. As at the approval date of the report, there is no certainty regarding execution of the development projects (in whole or in part), and their advancement and the rate thereof are subject to, among other things (as applicable), an estimate regarding continuation of the increase in the demand for electricity from renewable energy and the assumption that the conditions for recognition at the beginning of the construction will not become stricter, completion of development and licensing processes, assurance of control over the land (real estate), assurance of an appropriate commercial format, signing of agreements (such as equipment and construction agreements), execution of construction processes, assurance of a connection process, assurance of financing and/or receipt of regulatory and other approvals (or regulatory changes applicable to licensing and permits in the area). In addition, advance of the development projects is subject to the discretion of the competent organs of the CPV Group and of the Company, and is impacted by government policy, legislative changes and macro‑economic factors. As at the approval date of the report, the government policy and regulation in the U.S. are taking action to reduce renewable‑energy projects by means of cutting back the tax benefits and granting of fewer permits (particularly for wind energy). As at the approval date of the report, the CPV Group is examining the impacts of the said trend on the awaiting list of projects.
38 In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (there is no certainty the development projects, including projects in the advanced stage, will be executed). That stated is impacted by, among other things, potential compliance with the safe harbor rules under the legislation in the U.S. (including additional regulatory changes and stricter regulations applying to renewable energy), the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from the external circumstances that are relevant to the project, such as the anticipated activities’ market or additional regulatory circumstances. In general, projects that are designated to operate in the PJM market could be impacted by the changes in the connection processes as part of the proposed change described in Section 8.1.2.2(A) of Part A to the Periodic Report for 2024, and their progress could be delayed as a result of these proposed changes. It is clarified that in the early development stages (in particular), the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.	Construction and development projects in the U.S. (the data presented in the table below is in respect of 100% for each project)[25]: (Cont.)

3.	Main details regarding development projects in the U.S. (Cont.)

For details regarding the policies of the U.S. government with respect to renewable energies and legislation of the “Big Beautiful Bill” law in the U.S., which gradually cancels the tax benefits in the area of renewable energies – see Section 3.1C above.

(1)
For details regarding the process with respect to requests for connection to the network and the interim results regarding some of the connection studies in the PJM market, which in the estimation of the CPV Group triggered and could continue to trigger a delay in the development of certain projects, taking into account, among other things, the required costs for upgrading the network and their position in the connection process – see Section 6B(2) to the Report of the Board of Directors for 2024.[39]

(2)
Further to that stated in Section 8.13.2 of Part A of the Periodic Report for 2024, with respect to a framework agreement for acquisition of solar panels, in April 2025 CPV Renewable (which as at the date of the report is held by the CPV Group at the rate of 66.7%) signed an amendment to the agreement, to increase the total number of the solar panels as part of the agreement to about 140 MWdc, for an aggregate consideration of about $23 million, among other things, while reducing the price per unit, adjustment of the timetables for supply of the panels to the timetables of the development projects, update of the deposit provided by CPV Renewable and reduction of the scope of the compensation that will apply to CPV Renewable in a case of early conclusion of the agreement.

Natural gas projects with carbon capture potential*	Megawatts

Projects in early-stage development (1) (2)	5,000

Share of the CPV Group	3,940

*	For additional details – see Section 8.10(A) of Part A of the Periodic Report for 2024[40].

**	For additional details regarding the Basin Ranch, which is in the advanced development stage and is not included in the above table – see Section 6B(2) above.

39 That stated above in connection with the impacts of the processes with respect to the connection agreements of PJM on the projects of the CPV Group, includes “forward‑looking” information as it is defined in the Securities Law, the realization of which and the manner thereof are uncertain and depend on, among other things, factors that are not under the Company’s control.
40 The information stated above regarding the projects under construction of the CPV Group, the scope thereof and their additional characteristics, such as, carbon capture potential and the stages of development of the projects, constitutes “forward‑looking” information as it is defined in the Securities Law, and there is no certainty regarding its realization, including due to stages of development that have not yet been completed (as described in Section 8.10 of Part A of the Periodic Report for 2024), and/or uncertainty regarding the feasibility of assimilation of the carbon capture technology in the development projects of the CPV Group and/or the relevant costs.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.	Construction and development projects in the U.S. (the data presented in the table below is in respect of 100% for each project)[25]: (Cont.)

2.	Main details regarding development projects in the U.S. (Cont.)

(1)
Further to that stated in Section 6B(2)(3) to the Report of the Board of Directors for 2024, regarding the “Resource Reliability Initiative” (“RRI”) of the FERC, as at the approval date of the report, the Oregon project was chosen by PJM to advance in this accelerated connection process. It is noted that most of the capacity selected as part of the RRI is through use of natural gas technology, a fact that the CPV Group believes constitutes a positive indication regarding the high demand expected for power plants running on natural gas in the PJM market.

(2)
It is noted that as part of the development activities, the CPV Group is acting to, among other things, advance the appropriate commercial format for each of the projects on its above‑mentioned list of awaiting projects[41]. It is further noted that as at the approval date of the report, there is no certainty regarding completion of the said actions (in whole or in part), the completion of which depends on, among other things, formulation of suitable commercial conditions, consents of third parties, the characteristics of each project the stage of its development, etc.

41 Regarding the Michigan project with a capacity of about 1.4 gigawatts, which is included in the above table, as at the approval date of the report the CPV Group is advancing a number of alternatives for the continued development of the project, including the possibility of selling it. As at the approval date of the report, there is no certainty regarding the results of advancement of the said processes or their conditions, which depend on, among other things, third parties and other factors that are not under the control of the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors

7.	Financial Position as at June 30, 2025 (in millions of NIS)

Category	6/30/2025	12/31/2024	Board’s Explanations

Current Assets

Cash and cash equivalents	1,586	962	For details – see the Company’s consolidated statements of cash flows in the interim statements and Part 8 below.

Trade receivables	408	293	Most of the increase stems from an increase in receivables from customers in Israel due to seasonal factors in the electricity tariff.

Receivables and debit balances	72	90

Total current assets	2,066	1,345

Non-Current Assets

Long-term deposits and restricted cash	54	60

Long-term receivables and debit balances	153	162

Investments in associated companies	5,289	5,320
Most of the decrease stems from a decline in shekel/dollar exchange rate, in the amount of about NIS 401 million, an other comprehensive loss from associated companies, in the amount of about NIS 114 million, and distribution of dividends to the CPV Group by associated companies, in the amount of about NIS 98 million. This decrease was mostly offset by an investment in Shore, in the amount of about NIS 257 million, for purposes of refinancing the project debt (for additional details – see Note 10 to the Interim Statements), equity income of the CPV Group, in the amount of about NIS 213 million, and an investment in the Basin Ranch project, in the amount of about NIS 71 million. For additional details regarding the results of associated companies – see Sections 4D and 4E above.

Long-term derivative financial instruments	40	44

Property, plant and equipment	4,204	4,238	Most of the decrease, in the amount of about NIS 112 million stems from depreciation expenses, offset by increase of approximately NIS 68 million related to investments in Israel.

Right-of use assets and long-term deferred expenses	648	637

Intangible assets	264	261

Total non-current assets	10,652	10,722

Total assets	12,718	12,067

OPC Energy Ltd.
Report of the Board of Directors

7.	Financial Position as at June 30, 2025 (in millions of NIS) (Cont.)

Category	6/30/2025	12/31/2024	Board’s Explanations

Current Liabilitiess

Loans and credit from banks and financial institutions (including current maturities)	93	82

Current maturities of debt of holders of non‑controlling interests	13	14

Current maturities of debentures	236	212

Trade payables	321	213	Most of the increase stems from timing differences and seasonality in the electricity tariff in Israel.

Other payables and credit balances	245	123	Most of the increase, in the amount of about NIS 105 million, stems from reclassification of current maturities of liabilities in respect of a profit participation plan for employees of the CPV Group.

Total current liabilities	908	644

Non-Current Liabilities

Long-term loans from banks and financial institutions	2,401	2,150
Most of the increase derives from taking out a loan, in the amount of NIS 300 million, in OPC Israel in the period of the report. It is noted that the Company used and will use in the future part of the loan for repayment of its debentures – for additional details – see Note 6A(1) to the Interim Statements.

Long-term debt from holders of non-controlling interests	444	500	Most of the decrease in the amount of about NIS 47 million, stems from repayment of loans from holders of non‑controlling interests in OPC Israel.

Debentures	1,546	1,663
Most of the decrease, in the amount of about NIS 106 million, derives from repayment of debentures. For additional details regarding the source of the amount used for the repayment – see the explanation in the Section “long‑term loans from banks and financial institutions”.

Long-term lease liabilities	26	31

Other long-term liabilities	11	115	See explanation in the “other payables and credit balances” section.

Liabilities for deferred taxes	513	543

Total non-current liabilities	4,941	5,002

Total liabilities	5,849	5,646

Total equity	6,869	6,421
Most of the increase stems from issuance of shares, net, in the amount of about NIS 826 million, and the net income, in the amount of about NIS 97 million. On the other hand, there was a decrease as the result of an other comprehensive loss, in the amount of about NIS 509 million (deriving mainly from a translation reserve due to a decline in the shekel/dollar exchange rate).

OPC Energy Ltd.
Report of the Board of Directors

8.	Liquidity and sources of financing

Set forth below is an analysis of significant changes in the cash flows in the period of the report compared with the corresponding period last year (in NIS millions):

1,000
800
600
400
200
-
(200)
(285)
(9)
399
(367)
826
83
67
203
(152)
(99)
(42)
624
Changes in cash flows YTD 2024
Decrease in cash provided by operating activities
Decrease in investment in fixed assets (1)
Increase in investment in associates (2)
Proceeds of share issuance (3)
Decrease in repayment of long-term loans and bonds (1)
Increase in reciept of long-term loans and bonds (4)
Short-term loans from banks (4)
Decrease in Tax equity partner's investment (5)
Effect of exchange rate fluctuations on cash balances (6)
Other
Changes in cash flows YTD 2025

(1)
Most of the decrease stems from exit from the consolidation of CPV Renewable in the fourth quarter of 2024 and, as a result, transition to the equity method of accounting – see Note 23E to the annual financial statements.

(2)
Most of the increase in the period of the report stems from an increase in the rate of holdings in the Shore Power plant and an additional investment in the Shore power plant in the period of the report as part of a refinancing executed in February 2025. For additional details – see Note 10 to the Interim Statements.

(3)	For additional details – see Note 6D to the Interim Statements.

(4)	For additional details – see Notes 14 and 15 to the annual financial statements and Note 6 to the Interim Statements.

(5)
For additional details regarding the investment of the tax partner in the Stagecoach project in 2024 (prior to the exit from the consolidation of CPV Renewable) – see Note 8.14.7 to Part A of the Periodic Report for 2024.

(6)	The decrease stems mainly from the sharp decline in the shekel/dollar exchange rate in the second quarter of 2025.

(7)
Includes mainly an increase, in the amount of about NIS 52 million, in repayment of loans to holders of non‑controlling interests – for details see Note 6 to the Interim Statements. On the other hand, it includes a decrease, in the amount of about NIS 29 million, in interest paid as a result of the exit of CPV Renewable from the consolidation in the fourth quarter of 2024.

OPC Energy Ltd.
Report of the Board of Directors

8.	Liquidity and sources of financing (Cont.)

Set forth below is an analysis of significant changes in the cash flows in the second quarter of 2025 compared with the corresponding quarter last year (in NIS millions):

(1)
Most of the decrease stems from exit from the consolidation of CPV Renewable in the fourth quarter of 2024 and, as a result, transition to the equity method of accounting – see Note 23E to the annual financial statements.

(2)
Most of the increase stems from an increase in the rate of holdings in the Shore Power plant and an investments in development of natural‑gas projects with carbon capture potential in the U.S. in the second quarter of 2025.

(3)	For additional details – see Note 6D to the Interim Statements.

(4)	For additional details – see Notes 14 and 15 to the annual financial statements and Note 6 to the Interim Statements.

(5)
For additional details regarding the investment of the tax partner in the Stagecoach project in 2024 (prior to the exit from the consolidation of CPV Renewable) – see Note 8.14.7 to Part A of the Periodic Report for 2024.

(6)	The decrease stems mainly from the decline in the shekel/dollar exchange rate in the second quarter of 2025.

(7)
Includes mainly an increase, in the amount of about NIS 39 million, in repayment of loans to holders of non‑controlling interests – for details see Note 6 to the Interim Statements. On the other hand, it includes a decrease, in the amount of about NIS 21 million, in interest paid as a result of the exit of CPV Renewable from the consolidation in the fourth quarter of 2024.

For additional details –see the Company’s condensed consolidated interim statements of cash flows in the Interim Statements.

As at June 30, 2025 and 2024 and December 31, 2024, the Group’s working capital (current assets less current liabilities) amounted to about NIS 1,158 million, about NIS 324 million and about NIS 701 million, respectively.

As at June 30, 2025, there were no warning signs pursuant to Regulation 10(B)(14) of the Securities Regulations (Periodic and Immediate Reports), 1970, that require publication of a forecasted statement of cash flows for the Company.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net

A.	Composition of the adjusted financial debt, net

The Company defines “financial debt, net” as loans from banks and financial institutions, debentures and interest payable less cash and cash equivalents, including deposits and restricted cash that is earmarked for service of the debt and less/plus the fair value of derivative financial instruments used for hedging the principal and/or interest. “Adjusted financial debt, net” includes the financial debt, net, of the Company and its subsidiaries and the financial debt, net, of its associated companies in the U.S. based on the rate of holdings of the CPV Group in these companies. It is noted that starting from December 31, 2024, in light of discontinuance of consolidation of the renewable energy segment in the U.S., the financial debt data of this segment is presented based a rate of holdings of about 66.67% (for additional information – see Note 23E to the annual financial statements).

The Company defines “leverage ratio” as “adjusted financial debt, net” divided by “adjusted EBITDA after proportionate consolidation” for the 12 months that preceded the measurement date. For purposes of calculation of the leverage ratio, debt in respect of projects under construction (that do not yet generate EBITDA) is not included in the calculation. Regarding projects the construction of which has been completed and/or active projects that were acquired during the period of the report, a representative annual EBITDA is taken into account.

Set forth below is detail of the Group’s leverage ratio:

As at June 30, 2025(1)	As at December 31, 2024(2)

4.0	5.2

(1)
After elimination of debt under construction in the Renewable Energies segment in the U.S. of about NIS 487 million, as at June 30, 2025, as detailed in the following table. With reference to acquisition of additional holdings in some of the power plants in the Energy Transition area in the U.S. (“the Additional Acquisitions”) and regarding transition to the equity method of accounting in the Renewable Energies segment, the representative EBITDA was calculated as follows: Maryland and Shore based on the rate of holdings with respect to the actual results in 2024 for the Additional Acquisitions; the renewable energy activities based on the rate of holdings with respect to the actual results in 2024 at the rate of 66.7% in the period prior to completion of the investment transaction in November 2024.

(2)	For details – see Section 9A of the Report of the Board of Directors for 2024.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the financial debt, net, as at June 30, 2025 (in millions of NIS)42:

		Gross debt
		Debt			Cash and cash	Derivative
	Method of	(including			equivalents	financial
	presentation	interest			and deposits	instruments
	in the	payable	Weighted-	Final	(including	for hedging
	Company’s	and	average	repayment	restricted cash	principal
	financial	deferred	interest	date of	used for debt	and/or	Net
Name of project	statements	expenses)	rate	the loan	service) (1)	interest	debt

Hadera	Consolidated	569	4.9%	2037	71	44	454
Israel headquarters and others	Consolidated	1,927	6.3%–6.4%	2033	96	–	1,831
Total Israel		2,496	6.0%		167	44	2,285
Active renewable energy projects (3)	Associated (66.7%)	279	4.2%	2028–2030	14	9	256
Financing of renewable energy projects (4)	Associated (66.7%)	490	6.1%	2026–2029	5	(2)	487
Renewable energies headquarters	Associated (66.7%)	–			92	–	(92)
Total renewable energy		769	5.4%		111	7	651
Fairview (5) (Cash Sweep 50%)	Associated (25%)	412	7.0%	2030–2031	–	(1)	413
Towantic (Cash Sweep 10%)	Associated (26%)	193	8.0%	2029	16	(4)	181
Maryland (6) (Cash Sweep 60%)	Associated (75%)	764	6.1%	2028	69	8	687
Shore (7) (Cash Sweep 100%)	Associated (89%)	949	7.9%	2030–2032	7	(6)	948
Valley (8) (Cash Sweep 100%)	Associated (50%)	563	10.2%	May 2026	92	–	471
Three Rivers (Cash Sweep 76%)	Associated (10%)	225	5.2%	2028	14	11	200
Total energy transition (9)		3,106	7.6%		198	8	2,900
Headquarters and others – U.S.	Consolidated	–			151	–	(151)
Total U.S.		3,875			460	15	3,400
Total energy headquarters (11)		1,797	2.5%–6.2% (weighted-average 3%)	2028–2034	1,352	–	445
Total		8,168			1,979	59	6,130

(1)	Includes restricted cash, in the amount of about NIS 53 million in Hadera and about NIS 163 million in the Energy Transition segment.

(2)
For details regarding an undertaking in a financing agreement with Bank Hapoalim after the date of the report for provision of a loan in the cumulative amount of NIS 400 million – see Note 6A(1) to the Interim Statements.

(3)	As at the date of the report, relates to the Keenan and Mountain Wind projects.

(4)
For details – see Section 8.17.5 of Part A of the Periodic Report for 2024. Includes the Maple Hill, Stagecoach and Backbone (under construction) projects that are financed as part of a construction financing framework for renewable energy projects, and the Rouge’s Wind project, which is financed under a separate financing agreement.

(5)	In February 2025, Fairview’s financing agreement was amended such that the interest margin on the long‑term loan was reduced from 3.5% to 3.0%.

(6)	In March 2025, Maryland’s financing agreement was amended, such that the interest‑rate margin on the long‑term loan was reduced from 3.75% to 3.25%.

42 In addition, the Group has a liability to holders of non‑controlling interests, the balance of which as at June 30, 2025 is about NIS 457 million.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

(7)
On February 4, 2025, Shore completed an undertaking in a new financing agreement. For details – see Section 8.17.4 of Part A of the Periodic Report for 2024. It is noted that for purposes of completion of Shore’s new financing agreement, the amount of about NIS 286 million ($80 million) was granted to Shore by all of its equity holders (CPV’s share – about $72 million).

(8)
The interest margin of Valley was determined without the Title V permit as at the extension date of the financing agreement in June 2023. For additional information regarding completion of the request for the Title V permit – see Section 8.1.4(J) of Part A of the Periodic Report for 2024.

(9)	The rate (%) of the Cash Sweep mechanism is in accordance with the estimate of the CPV Group and it could change from time to time based on the provisions of the financing agreements of the projects.

(10)
As part of some of the financing agreements, financial covenants were determined for the projects. As at the date of the report, the associated companies are in compliance with all the financial covenants. As part of Maryland’s financing agreement, a financial covenant was provided requiring a historical debt service coverage ratio of 1:1 during the last four quarters. As at the date of the financial statements, Maryland is in compliance with this financial covenant (3.16).

(11)	Includes balances of debt and cash in the Company and cash in ICG Energy Inc. (available for use for all the Group’s needs).

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the adjusted financial debt, net, as at December 31, 2024 (in millions of NIS):

			Cash and cash
	Method of	Debt	equivalents	Derivative
	presentation	(including	and deposits	financial
	in the	interest	(including	instruments
	Company’s financial	payable and deferred	restricted cash used	for hedging principal	Net
	statements	expenses)	for debt service)	and/or interest	debt

Hadera	Consolidated	585	72	44	469
Headquarters and others – Israel	Consolidated	1,649	16	–	1,633
Total Israel		2,234	88	44	2,102
Active renewable energy projects	Associated (66.7%)	323	5	16	302
Financing construction of renewable
energy projects	Associated (66.7%)	426	69	9	348
Renewable energies headquarters	Associated (66.7%)	–	216	–	(216)
Total renewable energy		749	290	25	434
Fairview	Associated (25%)	482	–	2	480
Towantic	Associated (26%)	215	9	(1)	207
Maryland	Associated (75%)	891	80	15	796
Shore	Associated (69%)	1,114	235	–	879
Valley	Associated (50%)	686	104	–	582
Three Rivers	Associated (10%)	252	14	17	221
Total energy transition		3,640	442	33	3,165
Headquarters and others – U.S.	Consolidated	–	264	–	(264)
Total U.S.		4,389	996	58	3,335
Total Energy headquarters		1,891	664	–	1,227
Total		8,514	1,748	102	6,664

B.	Interest and linkage bases

For additional information regarding interest and linkage bases – see Section 9B to the Report of the Board of Directors for 2024.

C.	Financial covenants

The Company and its investee companies are subject to financial covenants provided in their financing agreements and trust certificates. As at the date of the report, the Company and its investee companies were in compliance with all the financial covenants provided. For detail regarding the covenants for violation, relating to significant loans and debentures – see Note 6C to the interim Statements43.

In May 2025, Midroog determined an initial rating of A1.il with a stable rating outlook for the Company and its debentures (Series B, C and D). In addition, in May 2025, S&P Maalot raised the Company’s credit rating to ilA with a stable rating outlook and of its debentures to ilA+, due to an improvement in the business profile and the financial ratios.

43 For a description of the main provisions of material loans of the Company and the investee companies – see Note 14 to the annual Financial Statements.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net (Cont.)

Movement in the adjusted financial debt, net, for the period ended June 30, 2025 (in NIS millions):

(*) In respect of translation of the net financial debt of the U.S. which is denominated in dollars into shekels.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity in the Period of the Report and Thereafter

A.
Examination of possibilities for expansion of the Company’s activities in the area of generation and supply of electricity in additional geographic regions – further to that stated in Section 17.2 of Part A of the Periodic Report for 2024 with respect to the possibility of expansion of its activities in the area of generation and supply of electricity and energy in additional geographic regions in addition to Israel and the U.S., as at the approval date of the report, the Company is making a preliminary examination of the potential investment opportunities in the area of renewable energies on a significant platform operating in a number of European markets. As at the approval date of the report, there is no certainty that the Company will be able to advance the opportunities and there is no certainty that examination of the said opportunity will ripen into a due diligence examination and negotiations (and thereafter a transaction, if the conditions are appropriate and the required approvals are received, including approval of the Company’s Board of Directors). To the extent this preliminary examination is viable, the Company will examine, among other things, the manner of financing the potential transaction and the appropriate format (such as through a combination of equity and debt and/or joining of partners). As stated in the Periodic Report for 2024, and to the extent the said opportunity is not advanced, the Company might, from time to time, continue to examine additional opportunities for expanding its activities in the area of generation and supply of electricity in frameworks similar to that stated, which are consistent with the Company’s strategy in its area of activities.

B.
Negotiations for attaining control in some of the power plants of the CPV Group – further to that stated in Section 18.1.6 of Part A of the Periodic Report for 2024 regarding the continued examination of business opportunities in connection with increase of the holdings of the CPV Group in power plants it holds, as at the approval date of the report the CPV Group is carrying on advanced negotiations for execution of the following transactions: (1) an exchange transaction with the remaining partner in the Maryland power plant[44] in such a manner that in exchange for its holdings in the Maryland power plant (25%), the CPV Group will pay an amount in cash that is not material for the Company and will transfer to the said partner its rights in the Three Rivers power plant (10%). To the extent the said negotiations ripen into final consents and all the conditions for signing and completion of the transaction are fulfilled, the CPV Group is expected to hold 100% of the Maryland power plant and concurrently will cease to hold the Three Rivers power plant. Commencing from the completion date of the transaction, which is expected by the end of the first quarter of 2026, subject to fulfillment of all the conditions, as stated, after receipt of the required approvals (including regulatory), if completed, the Maryland power plant will be consolidated in the financial statements of the CPV Group. It is noted that in accordance with International Financial Reporting Standards (IFRS), transition to full consolidation of the Maryland power plant from application of the equity method of accounting is expected to lead to recognition of accounting income in an amount that could be material on the completion date of the transaction[45]. In addition, sale of the Three Rivers power plant is expected to trigger recognition of capital gain on the completion date of the transaction. If and to the extent the transaction is signed, the Company will examine the scope of the said impacts (2) revision of the terms of the Partnership Agreement with the remaining partner in the Shore power plant[46] in such a manner that upon completion of the revision, if completed (and as at the approval date of the report there is no certainty regarding its completion), the CPV Group is expected to consolidate the Shore power plant in its financial statements in place of application of the equity method of accounting and, accordingly, it is expected to recognize accounting income in an amount that could be significant, on the signing date of the revision, which is expected to take place, at the latest, at the end of 2025 (if it is signed)[47].

44 As at the approval date of the report, the Maryland power plant is held by the CPV Group (75%) and an additional partner (25%), whereas the Three Rivers power plant is held by the CPV Group (10%) and by a number of additional partners (including the partner that holds, as stated, in the Maryland power plant).
45 That stated regarding the possibility of the negotiations ripening into a binding agreement, including the expected completion date of the transaction and the scope of the recognition of accounting income, if and to the extent the transaction is completed (including that the Maryland power plant is consolidated in the financial statements) constitutes “forward‑looking” information as it is defined in the Securities Law. As at the approval date of the report, there is no certainty regarding signing of final agreements or the date thereof and the matter depends on completion of the negotiations and receipt of approvals for the undertaking and fulfillment of the required conditions, and there is no advance certainty regarding the completion date of the transaction that is expected, as stated, to be contingent on preconditions (that have not yet been fulfilled). The scope of the recognition of accounting income in the report is being examined (based on and subject to advancement of the transaction, if advanced) and subject to audit and review processes, as applicable.
46 As at the approval date of the report, the Shore power plant is held by the CPV Group (89%) and the additional partner (11%).
47 That stated regarding the possibility of revising the terms of the partnership agreement with the partner in the Shore power plant, including the expected date for completion of the revision of the agreement, and the scope of the recognition of accounting income if and to the extent the revision is completed (including that if the Shore power plant is consolidated in the financial statements) constitutes “forward‑looking” information as it is defined in the Securities Law. As at the approval date of the report, there is no certainty regarding signing of the revision to the partnership agreement, the final conditions or the date thereof. In addition, the impacts of the revision on consolidation of Shore in the financial statements and the scope of the recognition of accounting income in the report are being examined (in accordance with and subject to advancement of the transaction, if advanced) and subject to changes, among other things, as a result of audit and review processes, as applicable, that have not yet been performed.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity in the Period of the Report and Thereafter (Cont.)

B.	(Cont.)

As stated in Section 18.1.6 of Part A of the Periodic Report for 2024, as at the approval date of the report the CPV Group is continuing to examine additional transactions for purposes of increasing the holdings in its natural‑gas powered power plants (or any of them) – this being subject to appropriate market conditions, formulation of terms and receipt of consents of third parties, which have not yet been formulated and there is no certainty that they will ultimately be formulated.

11.	Debentures (Series B, Series C and Series D)

In the period of the report, there were no significant changes in the details of the existing series of debentures issued by the Company and that were offered to the public pursuant to a prospectus, in the details of the trustees for the debentures, in the conditions for calling the debentures for immediate repayment, in compliance by the Company with these conditions and in the collaterals provided for the debentures.

As at the date of the report, the Company is in compliance with all the conditions of the debentures (Series B, Series C and Series D) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

For additional information regarding the Company’s credit rating – see Section 9C above.

12.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results

For details – see Section 11 to the Report of the Board of Directors for 2024.

OPC Energy Ltd.
Report of the Board of Directors

13.	Corporate Governance

A.
Undertaking to purchase an insurance policy covering directors and officers – on April 1, 2025, a decision of the Board of Directors entered into effect (after approval by the Remuneration Committee) in connection with renewal of the Company’s undertaking to purchase an insurance policy covering directors and officers (“Insurance Policies”), this being, among other things, in accordance with the provisions of the Companies Regulations (Leniencies in Transactions with Interested Parties), 2000 and the provisions of the Company’s remuneration policy. The Insurance Policies are valid for the period from April 3, 2025, to October 2, 2026. For additional details – see the Company’s Immediate Report dated April 1, 2025 (Reference No.: 2025-01-023882).

B.
Extension of shelf prospectus – on May 25, 2025, a shelf prospectus of the Company bearing the date May 30, 2023, was extended by an additional year up to May 30, 2026. For additional details – see the Company’s Immediate Report dated May 25, 2025 (Reference No: 2025‑01‑036811).

C.
For details regarding a Reporting Summoning a General Meeting for approval of an equity remuneration grant to the Company’s CEO, Mr. Giora Almogy, see the Company’s Immediate Report dated July 22, 2025 (Reference No.: 2025‑01‑054335).

14.	Contributions policy

In addition to the Company’s regular contributions’ policy as stated below, upon the outbreak of the “Nation as a Lioness” mission”, the Company’s Board of Directors approved an increase in the contributions’ budget of about 2 NIS million, for recipients relating to restoration and support due to events relating to the war. In this framework, the Company contributed NIS 1 million for restoration of the Saroka Medical Center in Beer Sheva48.

The Company has a policy for making contributions that places emphasis on activities in the periphery and non-profit organizations that operate in the field of education. The Group’s expenses in respect of contributions in the period of the report amounted to about NIS 1.8 million.

Set forth below is detail of contributions of more than NIS 50 thousand and indication of the relationship to the recipient of the contribution (in NIS thousands):

Recipient of the	Amount of the	Relationship to the
Contribution	Contribution	Recipient of the Contribution

“Password for Every Student” Society	1,000
“Password for Every Student” also receives contributions from parties related indirectly to the Company’s controlling shareholder (including from the Israel Corporation Group). The Company’s CEO is a representative of the project’s Steering Committee without compensation.

“Rahashei Lev” Society	150
For the sake of good order, it is noted that as the Company was informed, commencing from November 2022, the daughter of Mr. Yosef Tena, an external director of the Company, is employed by the Tel‑Aviv Medical Center in the name of Sorosky.

“Running to Give” Society	50	For the sake of good order, it is noted that a relative of the Company’s CEO serves as Chairman of the Society without compensation.

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: August 12, 2025

48 The Company was informed that parties related directly or indirectly to the Company’s controlling shareholder also contributed (as well as other parties in the economy) to restoration of the Soroka Hospital. Increase of the contributions’ budget, including making of the above‑mentioned contributions, was approved by the Company’s Board of Directors after approval of the Contributions Committee (the members of which are members of the Audit Committee).

OPC Energy Ltd.
Report of the Board of Directors

Appendix A

Additional Information regarding Activities of the Energy Transition Segment in the U.S.

EOX Forecast of Natural Gas and Electricity Prices up to the end of 2025 and for the Years 2026–2027

As additional background with respect to the activities of the Energy Transition Segment in the U.S. and in order to assist regarding accessibility to additional available external data, presented below are forecasts of electricity and natural gas prices in the regions in which the power plants of the CPV Group in the Energy Transition segment in the U.S. operate, and in the region of the planned activities of the Basin Ranch power plant, the construction of which had not yet started as at the approval date of the report, which were prepared by the EOX Company49 and it is based on future market prices of electricity and natural gas.

The data in the tables below reflect forecasts of the electricity and natural gas prices as received from EOX, where with reference to the forecast of the electricity prices the information was processed by the CPV Group in the following manner:

–	In the peak hours, electricity is sold in the maximum scope;
–	Sale of the balance of the electricity is made in the off‑peak hours.
–	The scope of the generation of each power plant was estimated separately on the basis of the historical generation data while taking into generation forecasts.

The electricity margin appearing in the table below is calculated based on the following formula:

Electricity margin ($/MWh) = the electricity price ($/MWh) – [the gas price ($/MMBTU) X the thermal conversion ratio* (heat rate) (MMBtu/MWh)]

*
Assumption of a thermal conversion ratio (heat rate) of 6.9 MMBtu/MWh for Maryland, Shore and Valley, and a thermal conversion ratio (heat rate) of 6.5 MMBtu/MWh for Three Rivers, Towantic, Fairview and Basin Ranch.

The data included in this Appendix below is based on forecasts of electricity and gas prices made by EOX – a market consulting company that provides information and data services in the area of the Company’s activities in the U.S. in the Energy Transition area, and it is presented as additional background and in order to assist accessibility to available external data regarding the area of activities. It is clarified and emphasized that in light of the fact these are market forecasts, quite naturally the Company is not able to make (and did not make) an independent examination of the forecasts or the underlying data. It is clarified that there are additional entities that provide similar information services that might provide forecasts that differ from these prices. The Company does not undertake to update data as stated.

In addition, it is emphasized that forecasts are involved regarding which there is no certainty with respect to the accuracy or actual viability thereof. The electricity and natural gas prices (in the market, in general, and of the power plants of the CPV Group, in particular) might be different, even significantly, from that presented as a result of various factors, including, macro‑economic factors, regulatory changes, political and/or geopolitical events (including global events) that impact the supply and demand of natural gas and electricity, weather events, events relating to the electricity sector in the U.S. (demand, supply, availability of power plants, operational events, proper functioning of the electricity grid, transmission infrastructures) and/or failures in (problems with) the assumptions and estimates that form the basis of the forecast.

49 EOX is a subsidiary of a commodity broker, OTC Global Holdings, which publishes forward prices for the electricity and natural gas markets based on trading data in the futures markets. The futures prices are an objective way of estimating the future expectation with respect to electricity and natural gas prices since they represent transactions with entities operating in these markets involving buying and selling futures contracts at specific prices.

OPC Energy Ltd.
Report of the Board of Directors

Appendix A (Cont.)

Additional Information regarding Activities of the Energy Transition Segment in the U.S.

EOX Forecast of Natural Gas and Electricity Prices up to the end of 2025 and for the Years 2026–2027

	For the
	six months
	July –	For the	For the
	December	year	year
Power Plant	2025	2026	2027

Fairview
Gas price (Texas Eastern M3)	3.01	4.06	3.87
Electricity price (AEP Dayton (AD))	47.38	52.49	49.81
Electricity margin	27.82	26.10	24.64

Towantic
Gas price (Algonquin City Gate)	4.35	5.99	5.58
Electricity price (Mass Hub)	56.71	67.63	62.77
Electricity margin	28.43	28.68	26.48

Maryland
Gas price (Transco Zone 5)	3.93	4.92	4.42
Electricity price (PJM West Hub)	54.31	60.30	58.40
Electricity margin	27.20	26.34	27.89

Shore
Gas price (Texas Eastern M3)	3.01	4.06	3.87
Electricity price (PJM West Hub)	54.31	60.30	58.40
Electricity margin	33.55	32.29	31.69

Valley
Gas price (Texas Eastern M3 – 70%, Dominion South Pt – 30%)	2.88	3.79	3.58
Electricity price (New York Zone G)	53.36	64.50	61.08
Electricity margin	33.46	38.35	36.35

Three Rivers
Gas price (Chicago City Gate)	3.41	4.08	3.83
Electricity price (PJM ComEd)	44.45	47.45	44.70
Electricity margin	22.30	20.90	19.81

Basin Ranch (in advanced development)
Gas price (Waha)	1.86	2.41	3.02
Electricity price (ERCOT West Pk)	54.06	55.13	56.25
Electricity margin	41.97	39.47	36.61

OPC Energy Ltd.
Report of the Board of Directors

Set forth below is gross (raw) data as included in the forecast of EOX (without processing)

Waha	Transco Zn5 Dlvd	Chicago CG	Texas Eastern M-2	Algonquin CG	Dominion S Pt	Texas Eastern M-3	ERCOT West OPk	ERCOT West Pk	Mass Hub OPk	Contract Date
1.23	3.63	2.68	2.23	2.75	2.21	2.34	20.33	23.63	33.63	01/06/2025
2.05	4.30	3.15	2.66	3.42	2.64	2.84	48.32	95.26	48.37	01/07/2025
1.93	3.61	3.02	2.50	2.85	2.45	2.63	63.37	114.21	35.83	01/08/2025
1.39	3.17	2.94	2.16	2.66	2.12	2.25	41.15	57.33	33.01	01/09/2025
1.44	3.11	3.01	2.07	2.56	2.02	2.17	29.13	45.21	33.14	01/10/2025
1.49	3.76	3.58	2.64	4.63	2.60	2.84	33.03	42.77	50.69	01/11/2025
2.86	5.61	4.75	3.84	9.99	3.71	5.34	40.37	47.36	89.87	01/12/2025
3.62	7.88	5.49	4.36	13.75	4.08	8.14	64.63	59.38	123.23	01/01/2026
3.43	6.79	5.27	4.16	12.25	3.85	7.01	60.66	61.00	100.98	01/02/2026
1.30	4.76	3.84	3.46	5.90	3.39	3.65	39.42	37.61	59.68	01/03/2026
0.92	4.12	3.50	3.02	3.94	3.01	3.14	35.17	40.29	43.97	01/04/2026
1.32	4.38	3.44	2.78	3.34	2.77	2.90	39.31	45.48	38.76	01/05/2026
1.88	4.22	3.55	2.82	3.44	2.80	2.99	46.07	57.09	41.26	01/06/2026
2.37	4.40	3.75	3.01	4.25	3.00	3.24	59.96	84.57	51.23	01/07/2026
2.66	4.29	3.80	3.01	4.16	3.00	3.21	72.36	124.33	43.86	01/08/2026
2.35	3.90	3.64	2.69	3.20	2.70	2.77	51.72	69.93	38.56	01/09/2026
2.29	4.02	3.68	2.54	3.28	2.56	2.72	44.21	47.03	38.50	01/10/2026
2.85	4.04	4.07	3.01	5.19	3.01	3.39	41.87	45.47	54.58	01/11/2026
3.92	6.26	4.99	3.85	9.20	3.77	5.55	52.66	49.67	82.67	01/12/2026
4.57	7.82	5.62	4.35	12.91	4.10	7.86	68.85	73.65	119.27	01/01/2027
4.17	6.83	5.27	4.04	11.72	3.80	7.29	65.97	70.55	98.72	01/02/2027
2.77	4.47	3.68	3.39	5.66	3.29	3.60	38.72	46.93	53.82	01/03/2027
2.26	3.71	3.22	2.68	3.78	2.67	2.80	33.84	47.62	40.39	01/04/2027
2.26	3.63	3.11	2.49	3.08	2.48	2.64	39.44	47.85	32.92	01/05/2027
2.66	3.64	3.19	2.55	3.21	2.53	2.77	38.83	59.18	34.47	01/06/2027
3.06	3.79	3.38	2.68	3.93	2.65	2.94	68.42	84.72	46.53	01/07/2027
3.18	3.65	3.43	2.63	3.73	2.60	2.85	69.81	119.06	43.04	01/08/2027
2.93	3.39	3.33	2.35	2.90	2.36	2.49	47.03	67.05	34.12	01/09/2027
2.46	3.37	3.39	2.26	3.17	2.32	2.63	38.90	47.37	35.42	01/10/2027
2.65	3.60	3.69	2.68	4.58	2.67	3.20	37.31	45.06	50.48	01/11/2027
3.30	5.16	4.63	3.56	8.33	3.48	5.38	47.37	56.68	73.12	01/12/2027

OPC Energy Ltd.
Report of the Board of Directors

Mass Hub Pk	East NY ZnG OPk	East NY ZnG Pk	PJM ComEd OPk	PJM ComEd Pk	AEP- Dayton OPk	AEP- Dayton Pk	PJM West OPk	PJM West Pk	Contract Date
54.93	35.79	55.38	28.21	52.80	30.91	58.15	33.11	78.00	01/06/2025
76.27	47.89	75.22	38.91	74.12	42.19	79.67	42.60	87.71	01/07/2025
54.58	34.98	54.25	27.74	54.33	30.21	57.74	31.18	63.23	01/08/2025
44.48	31.94	44.87	23.69	43.48	26.86	48.18	29.40	52.00	01/09/2025
41.14	31.34	41.74	23.81	40.79	32.22	46.63	33.48	49.93	01/10/2025
57.79	45.99	53.32	29.55	41.13	36.86	47.62	39.60	50.68	01/11/2025
97.77	73.09	81.83	37.59	49.16	46.14	55.73	50.13	60.62	01/12/2025
135.09	110.06	128.38	54.38	69.48	64.91	76.78	72.31	85.36	01/01/2026
110.82	82.49	100.37	44.35	56.36	53.88	64.17	60.34	71.66	01/02/2026
68.66	55.79	63.80	27.10	41.36	40.69	50.03	43.28	54.21	01/03/2026
51.92	40.61	53.11	26.03	43.26	39.00	50.55	40.66	54.55	01/04/2026
45.88	35.63	48.82	25.42	42.98	33.11	50.44	35.06	54.79	01/05/2026
55.16	41.15	56.68	27.56	49.56	32.04	54.73	35.62	60.49	01/06/2026
81.83	49.32	81.28	39.21	79.18	43.93	80.80	47.21	89.38	01/07/2026
66.99	42.60	67.96	34.15	66.52	36.56	71.34	40.00	79.37	01/08/2026
50.22	34.42	53.04	27.47	48.72	34.12	55.12	36.65	60.30	01/09/2026
46.18	32.45	45.58	33.97	44.41	37.79	53.97	39.56	56.91	01/10/2026
66.12	47.20	61.61	30.68	43.02	41.73	52.54	44.63	56.66	01/11/2026
93.30	74.69	85.58	42.47	51.15	48.64	60.07	55.84	66.32	01/12/2026
130.86	99.38	128.14	57.22	68.87	66.60	79.54	74.81	89.22	01/01/2027
104.64	80.71	99.55	48.93	56.98	58.54	67.64	66.59	76.57	01/02/2027
64.64	52.92	64.39	26.29	39.48	37.46	45.17	42.06	51.64	01/03/2027
47.09	38.15	46.51	24.62	38.16	35.29	45.16	38.61	51.07	01/04/2027
42.95	32.08	45.08	21.62	40.47	29.28	46.13	32.81	51.54	01/05/2027
50.04	34.42	51.44	21.91	46.88	29.94	51.33	33.11	57.20	01/06/2027
78.83	46.13	80.04	31.69	77.28	37.97	79.43	41.91	87.39	01/07/2027
67.13	43.19	68.27	28.24	67.20	34.64	69.27	38.53	76.88	01/08/2027
47.90	32.93	49.42	27.16	44.82	29.94	51.48	33.52	56.71	01/09/2027
41.34	30.25	38.25	28.30	40.22	32.57	48.46	36.85	53.44	01/10/2027
54.36	47.69	52.61	24.22	39.17	38.27	47.74	41.36	52.67	01/11/2027
81.89	65.88	82.32	35.60	45.22	46.85	54.76	52.06	61.45	01/12/2027